Interim Financial Information

June 30, 2022

(A free translation of the original in Portuguese)

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2022	2

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2022	3

(in thousands of Brazilian Reais)

STATEMENTS OF FINANCIAL POSITION

		Parent company		Consolidated				Parent company		Consolidated
ASSETS	Note	06.30.22	12.31.21	06.30.22	12.31.21	LIABILITIES	Note	06.30.22	12.31.21	06.30.22	12.31.21
CURRENT ASSETS						CURRENT LIABILITIES
Cash and cash equivalents	4	3,881,925	4,633,816	7,887,641	7,528,820	Loans and borrowings	15	2,434,565	2,790,926	2,822,515	3,203,068
Marketable securities	5	342,331	324,771	378,380	346,855	Trade accounts payable	16	10,681,237	10,440,754	11,941,378	11,701,996
Trade and other receivables	6	5,749,794	7,270,531	3,874,952	4,107,156	Supply chain finance	17	1,201,163	2,237,975	1,201,163	2,237,975
Inventories	7	6,516,613	7,403,503	8,801,149	9,654,870	Lease liability	18	405,547	364,470	542,341	471,956
Biological assets	8	2,884,483	2,786,692	3,051,725	2,899,921	Payroll, related charges and employee profit sharing		849,513	810,960	904,119	900,394
Recoverable taxes	9	801,736	881,927	967,232	976,133	Taxes payable		225,867	246,744	540,465	454,038
Recoverable income taxes	9	73,264	29,784	139,294	71,762	Derivative financial instruments	24	134,361	325,430	136,940	327,443
Derivative financial instruments	24	85,444	132,498	87,193	134,551	Provision for tax, civil and labor risks	21	940,773	956,193	943,949	959,132
Restricted cash		-	24,963	-	24,963	Employee benefits	20	42,097	42,097	53,136	54,354
Assets held for sale		48	5,000	27,333	16,628	Advances from related parties	30	9,252,434	12,393,604	-	-
Other current assets		368,225	324,680	603,129	481,464	Other current liabilities		225,864	357,887	776,982	914,933
Total current assets		20,703,863	23,818,165	25,818,028	26,243,123	Total current liabilities		26,393,421	30,967,040	19,862,988	21,225,289

NON-CURRENT ASSETS						NON-CURRENT LIABILITIES
LONG-TERM RECEIVALBLES						Loans and borrowings	15	17,541,710	19,320,254	20,203,810	22,252,962
Marketable securities	5	15,003	15,438	505,034	447,413	Trade accounts payable	16	11,293	8,718	11,293	12,628
Trade and other receivables	6	26,945	34,540	27,742	34,978	Lease liability	18	1,921,063	1,803,853	2,166,735	2,007,290
Recoverable taxes	9	4,979,333	4,765,453	4,984,431	4,780,096	Taxes payable		127,355	130,565	128,704	132,195
Recoverable income taxes	9	200,393	194,979	211,669	206,355	Provision for tax, civil and labor risks	21	614,695	517,522	656,228	558,500
Deferred income taxes	10	2,681,425	2,885,387	2,754,301	2,941,270	Deferred income taxes	10	-	-	94,412	23,710
Judicial deposits	11	561,182	545,631	569,041	550,319	Liabilities with related parties	30	47,788	45,921	-	-
Biological assets	8	1,453,373	1,367,013	1,516,824	1,414,482	Employee benefits	20	377,894	361,356	505,342	498,231
Derivative financial instruments	24	41,764	10,804	41,764	10,804	Derivative financial instruments	24	28,146	41,861	28,146	41,861
Restricted cash		25,874	1	25,874	1	Other non-current liabilities		276,456	251,512	348,331	325,098
Other non-current assets		131,672	70,228	135,871	76,757
Total long-term receivables		10,116,964	9,889,474	10,772,551	10,462,475	Total non-current liabilities		20,946,400	22,481,562	24,143,001	25,852,475

						EQUITY	22
						Capital		12,837,800	12,460,471	12,837,800	12,460,471
						Capital reserves		2,338,476	141,834	2,338,476	141,834
Investments	12	13,297,002	13,269,948	74,459	7,113	Other equity transactions		(71,312)	(67,531)	(71,312)	(67,531)
Property, plant and equipment	13	12,151,684	11,723,211	13,693,696	13,040,862	Accumulated losses		(1,344,286)	(2,132,230)	(1,344,286)	(2,132,230)
Intangible assets	14	3,257,226	3,210,336	6,473,653	6,149,814	Treasury shares		(114,494)	(127,286)	(114,494)	(127,286)
						Other comprehensive loss		(1,459,266)	(1,812,726)	(1,459,266)	(1,812,726)
						Attributable to controlling shareholders		12,186,918	8,462,532	12,186,918	8,462,532
Total non-current assets		38,822,876	38,092,969	31,014,359	29,660,264	Non-controlling interests		-	-	639,480	363,091
						Total equity		12,186,918	8,462,532	12,826,398	8,825,623
TOTAL ASSETS		59,526,739	61,911,134	56,832,387	55,903,387	TOTAL LIABILITIES AND EQUITY		59,526,739	61,911,134	56,832,387	55,903,387

The accompanying notes are an integral part of the interim financial information.

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2022	4

(in thousands of Brazilian Reais)

STATEMENTS OF INCOME (LOSS)

		Parent company				Consolidated
			2022		2021		2022		2021
					Restated (1)				Restated (1)
	Note	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun
CONTINUING OPERATIONS
NET SALES	26	11,261,985	21,333,844	10,231,317	19,522,706	12,939,112	24,980,354	11,636,901	22,228,878
Cost of sales	29	(9,654,428)	(19,012,457)	(8,465,573)	(15,663,962)	(10,956,264)	(21,884,493)	(9,523,981)	(18,020,304)
GROSS PROFIT		1,607,557	2,321,387	1,765,744	3,858,744	1,982,848	3,095,861	2,112,920	4,208,574
OPERATING INCOME (EXPENSES)
Selling expenses	29	(1,443,676)	(2,715,788)	(1,248,321)	(2,357,909)	(1,662,357)	(3,152,959)	(1,436,073)	(2,778,371)
General and administrative expenses	29	(116,757)	(203,497)	(130,541)	(238,339)	(177,436)	(320,948)	(195,747)	(367,713)
Impairment loss on trade receivables	6	(1,591)	(4,988)	(3,160)	(5,716)	(187)	(3,490)	(5,072)	(8,492)
Other operating income (expenses), net	27	(6,840)	(12,779)	72,784	115,916	(2,541)	(5,214)	104,294	154,235
Income from associates and joint ventures	12	1,224,140	(644,546)	(1,671,573)	(694,847)	80	80	-	-
INCOME (LOSS) BEFORE FINANCIAL RESULTS AND INCOME TAXES		1,262,833	(1,260,211)	(1,215,067)	677,849	140,407	(386,670)	580,322	1,208,233
Financial income		163,869	355,338	66,570	175,441	183,480	397,505	83,824	206,477
Financial expenses		(876,079)	(1,687,074)	(766,120)	(1,477,049)	(894,345)	(1,697,013)	(797,274)	(1,423,689)
Foreign exchange and monetary variations		(1,214,663)	611,637	1,722,830	418,139	100,832	(84,827)	(45,928)	(144,806)
FINANCIAL INCOME (EXPENSES), NET	28	(1,926,873)	(720,099)	1,023,280	(883,469)	(610,033)	(1,384,335)	(759,378)	(1,362,018)
LOSS BEFORE TAXES		(664,040)	(1,980,310)	(191,787)	(205,620)	(469,626)	(1,771,005)	(179,056)	(153,785)
Income taxes	10	121,289	(100,349)	(11,069)	27,206	18,509	(226,573)	(19,503)	(22,313)
LOSS FROM CONTINUING OPERATIONS		(542,751)	(2,080,659)	(202,856)	(178,414)	(451,117)	(1,997,578)	(198,559)	(176,098)

LOSS FROM DISCONTINUED OPERATIONS	1.3	(16,408)	(50,948)	(41,286)	(41,286)	(16,408)	(50,948)	(41,286)	(41,286)
LOSS FOR THE PERIOD		(559,159)	(2,131,607)	(244,142)	(219,700)	(467,525)	(2,048,526)	(239,845)	(217,384)

Net Income (loss) from Continuing Operation Attributable to
Controlling shareholders		(542,751)	(2,080,659)	(202,856)	(178,414)	(542,751)	(2,080,659)	(202,856)	(178,414)
Non-controlling interest		-	-	-	-	91,634	83,081	4,297	2,316
		(542,751)	(2,080,659)	(202,856)	(178,414)	(451,117)	(1,997,578)	(198,559)	(176,098)

Net Loss From Discontinued Operations Attributable to
Controlling shareholders		(16,408)	(50,948)	(41,286)	(41,286)	(16,408)	(50,948)	(41,286)	(41,286)
Non-controlling interest		-	-	-	-	-	-	-	-
		(16,408)	(50,948)	(41,286)	(41,286)	(16,408)	(50,948)	(41,286)	(41,286)

LOSS PER SHARE FROM CONTINUED OPERATIONS
Weighted average shares outstanding - basic						1,077,638,897	1,026,529,295	807,934,252	807,820,708
Income (loss) per share - basic	23					(0.50)	(2.03)	(0.25)	(0.22)
Weighted average shares outstanding - diluted						1,077,638,897	1,026,529,295	807,934,252	807,820,708
Income (loss) per share - diluted	23					(0.50)	(2.03)	(0.25)	(0.22)

LOSS PER SHARE FROM DISCONTINUED OPERATIONS
Weighted average shares outstanding - basic						1,077,638,897	1,026,529,295	807,934,252	807,820,708
Losses per share - basic	23					(0.02)	(0.05)	(0.05)	(0.05)
Weighted average shares outstanding - diluted						1,077,638,897	1,026,529,295	807,934,252	807,820,708
Losses per share - diluted	23					(0.02)	(0.05)	(0.05)	(0.05)

(1)	The amounts of (i) employee participation and bonuses, and (ii) freight and port expenses in intra-group transactions were subject to an immaterial classification error correction (note 3).

The accompanying notes are an integral part of the interim financial information.

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2022	5

(in thousands of Brazilian Reais)

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

		Parent company				Consolidated
			2022		2021		2022		2021
	Note	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun
Loss for the period		(559,159)	(2,131,607)	(244,142)	(219,700)	(467,525)	(2,048,526)	(239,845)	(217,384)
Other comprehensive income (loss), net of taxes
Gain (loss) on foreign currency translation of foreign operations		135,718	55,391	(48,326)	(96,637)	267,781	111,847	(59,221)	(139,581)
Gain (loss) on net investment hedge		(119,361)	91,043	170,638	45,877	(119,361)	91,043	170,638	45,877
Cash flow hedges – effective portion of changes in fair value	24	(281,064)	(56,741)	267,851	66,259	(281,543)	(56,865)	267,851	66,259
Cash flow hedges – reclassified to profit or loss	24	364,879	249,171	(115,267)	(9,146)	364,879	249,171	(115,267)	(9,146)
Items that are or may be reclassified subsequently to profit or loss		100,172	338,864	274,896	6,353	231,756	395,196	264,001	(36,591)
Equity investments measured at FVTOCI (1) - changes in fair value	5	-	-	-	26,030	-	-	-	26,030
Actuarial gains on pension and post-employment plans	20	10,843	14,596	4,199	8,099	16,559	20,232	4,181	8,035
Items that will not be reclassified to profit or loss		10,843	14,596	4,199	34,129	16,559	20,232	4,181	34,065
Comprehensive income (loss) for the period		(448,144)	(1,778,147)	34,953	(179,218)	(219,210)	(1,633,098)	28,337	(219,910)
Attributable to
Controlling shareholders		(448,144)	(1,778,147)	34,953	(179,218)	(448,144)	(1,778,147)	34,953	(179,218)
Non-controlling interest		-	-	-	-	228,934	145,049	(6,616)	(40,692)
		(448,144)	(1,778,147)	34,953	(179,218)	(219,210)	(1,633,098)	28,337	(219,910)

(1)	FVTOCI: Fair Value Through Other Comprehensive Income.

Items above are stated net of income taxes and the related taxes are disclosed in note 10.

The accompanying notes are an integral part of the interim financial information.

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2022	6

(in thousands of Brazilian Reais)

STATEMENTS OF CHANGES IN EQUITY

	Attributed to controlling shareholders
					Other comprehensive income (loss)
	Capital	Capital reserves	Other equity transactions	Treasury shares	Accumulated foreign currency translation adjustments	Gains (losses) on marketable securities at FVTOCI (2)	Gains (losses) on cash flow hedge	Actuarial gains (losses)	Retained losses	Total equity	Non-controlling interest	Total shareholders' equity (consolidated)
BALANCES AT DECEMBER 31, 2020	12,460,471	141,834	246	(123,938)	(678,969)	7,016	(438,221)	(188,627)	(2,594,028)	8,585,784	227,750	8,813,534
Comprehensive income (loss) (1)
Gains (losses) on foreign currency translation of foreign operations	-	-	-	-	(386,542)	-	-	-	-	(386,542)	(16,933)	(403,475)
Loss on net investment hedge	-	-	-	-	(96,555)	-	-	-	-	(96,555)	-	(96,555)
Marketable securities at FVTOCI (2) - changes in fair value	-	-	-	-	-	26,030	-	-	-	26,030	-	26,030
Unrealized losses in cash flow hedge	-	-	-	-	-	-	(145,683)	-	-	(145,683)	(1,821)	(147,504)
Actuarial losses on pension and post-employment plans	-	-	-	-	-	-	-	131,168	-	131,168	(497)	130,671
Income for the year	-	-	-	-	-	-	-	-	419,455	419,455	17,929	437,384
SUB-TOTAL COMPREHENSIVE INCOME (LOSS)	-	-	-	-	(483,097)	26,030	(145,683)	131,168	419,455	(52,127)	(1,322)	(53,449)
Marketable securities at FVTOCI (2) - realized gain	-	-	-	-	-	(33,046)	-	-	33,046	-	-	-
Employee benefits remeasurement - defined benefit	-	-	-	-	-	-	-	(9,297)	9,297	-	-	-
Dividends	-	-	-	-	-	-	-	-	-	-	(80)	(80)
Share-based payments	-	-	(8,762)	(3,348)	-	-	-	-	-	(12,110)	-	(12,110)
Acquisition of non-controlling interests	-	-	(79,673)	-	-	-	-	-	-	(79,673)	(157,918)	(237,591)
Write-off of put option held by minority shareholders	-	-	20,658	-	-	-	-	-	-	20,658	294,661	315,319
BALANCES AT DECEMBER 31, 2021	12,460,471	141,834	(67,531)	(127,286)	(1,162,066)	-	(583,904)	(66,756)	(2,132,230)	8,462,532	363,091	8,825,623
Restatement by hyperinflation	-	-	-	-	-	-	-	-	216,193	216,193	131,340	347,533
Comprehensive income (loss) (1)
Gains on foreign currency translation of foreign operations	-	-	-	-	55,391	-	-	-	-	55,391	56,456	111,847
Gain on net investment hedge	-	-	-	-	91,043	-	-	-	-	91,043	-	91,043
Unrealized gains (losses) in cash flow hedge	-	-	-	-	-	-	192,430	-	-	192,430	(124)	192,306
Actuarial gains on pension and post-employment plans	-	-	-	-	-	-	-	14,596	-	14,596	5,636	20,232
Income (loss) for the period	-	-	-	-	-	-	-	-	(2,131,607)	(2,131,607)	83,081	(2,048,526)
SUB-TOTAL COMPREHENSIVE INCOME (LOSS)	-	-	-	-	146,434	-	192,430	14,596	(2,131,607)	(1,778,147)	145,049	(1,633,098)
Capital increase through issuance of shares (note 22.1)	500,000	4,900,000	-	-	-		-	-		5,400,000	-	5,400,000
Expenses with public exchange offer of shares (note 22.1)	(122,671)	-	-	-	-	-	-	-	-	(122,671)	-	(122,671)
Appropriation of income (loss)
Compensation of accumulated losses with capital reserve (note 22.3)	-	(2,703,358)	-	-	-	-	-	-	2,703,358	-	-	-
Share-based payments	-	-	(3,781)	12,792	-	-	-	-	-	9,011	-	9,011
BALANCES AT JUNE 30, 2022	12,837,800	2,338,476	(71,312)	(114,494)	(1,015,632)	-	(391,474)	(52,160)	(1,344,286)	12,186,918	639,480	12,826,398

(1)	All changes in other comprehensive income are presented net of taxes.
(2)	FVTOCI: Fair Value Through Other Comprehensive Income.

The accompanying notes are an integral part of the interim financial information.

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2022	7

(in thousands of Brazilian Reais)

STATEMENTS OF CASH FLOWS

	Parent company		Consolidated
	2022	2021	2022	2021
	Jan - Jun	Jan - Jun	Jan - Jun	Jan - Jun
OPERATING ACTIVITIES
Loss from continuing operations	(2,080,659)	(178,414)	(1,997,578)	(176,098)
Adjustments for:
Depreciation and amortization	671,380	692,540	855,331	889,894
Depreciation and depletion of biological assets	542,909	441,867	580,191	485,564
Result on disposal of property, plant and equipments and investment	(2,331)	(7,304)	(2,176)	(36,015)
Write-down of inventories to net realizable value	144,515	26,920	62,322	32,974
Provision for tax, civil and labor risks	187,647	(11,388)	188,891	(11,876)
Income from investments under the equity method	644,546	694,847	(80)	-
Financial results, net	720,099	883,469	1,384,335	1,362,018
Tax recoveries and gains in tax lawsuits	(30,766)	(54,392)	(34,215)	(54,392)
Deferred income tax	100,734	(283,296)	88,108	(293,328)
Employee profit sharing	47,267	14,526	40,608	29,055
Other provisions	(8,268)	4,007	(9,772)	6,780
	937,073	2,223,382	1,155,965	2,234,576
Trade accounts receivable	1,562,190	(1,187,604)	144,798	1,068,291
Inventories	742,375	(1,182,156)	660,626	(1,301,476)
Biological assets - current	(97,791)	(434,286)	(172,239)	(448,702)
Trade accounts payable	(290,509)	230,502	(313,272)	300,223
Supply chain finance	(1,040,220)	(3,074)	(1,040,220)	(3,074)
Cash generated by operating activities	1,813,118	(353,236)	435,658	1,849,838
Investments in securities at FVTPL (1)	-	(23,894)	(142,200)	(23,894)
Redemptions of securities at FVTPL (1)	14,870	28,098	143,510	28,339
Interest received	147,382	37,068	145,308	38,254
Payment of tax, civil and labor provisions	(139,898)	(198,301)	(137,222)	(198,301)
Derivative financial instruments	(1,356,966)	(525,012)	(1,318,118)	(511,333)
Other operating assets and liabilities (2)	(2,530,619)	1,374,315	144,050	27,958
Net cash provided by (used in) operating activities	(2,052,113)	339,038	(729,014)	1,210,861

INVESTING ACTIVITIES
Investments in securities at amortized cost	-	-	(6,098)	-
Redemptions of securities at amortized cost	-	-	-	166,112
Redemptions of securities at FVTOCI (3)	-	-	-	86,059
Redemption of restricted cash	(2,074)	400	(2,074)	400
Additions to property, plant and equipment	(683,619)	(544,406)	(764,548)	(602,926)
Additions to biological assets - non-current	(623,701)	(533,242)	(660,879)	(588,040)
Proceeds from disposals of property, plant, equipments and investment	6,487	8,500	6,487	8,500
Additions to intangible assets	(130,317)	(105,909)	(134,675)	(101,106)
Business combination, net of cash	-	-	-	(131,212)
Sale of participation in subsidiaries with loss of control	-	-	-	132,951
Capital increase in affiliates	(67,266)	(528)	(67,266)	(528)
Capital increase in subsidiaries	(281,949)	(58,998)	-	-
Net cash used in investing activities	(1,782,439)	(1,234,183)	(1,629,053)	(1,029,790)
Net cash used in investing activities from discontinued operations	-	-	-	(17,550)
Net cash used in investing activities	(1,782,439)	(1,234,183)	(1,629,053)	(1,047,340)

FINANCING ACTIVITIES
Proceeds from debt issuance	299,804	1,011,355	536,095	1,264,223
Repayment of debt	(1,440,387)	(511,602)	(1,669,510)	(539,359)
Payment of interest	(690,412)	(553,110)	(790,330)	(646,355)
Payment of interest derivatives - fair value hedge	(62,418)	-	(62,418)	-
Capital increase through issuance of shares (note 22.1)	5,277,329	-	5,277,329	-
Acquisition of non-controlling interests	-	-	-	(238,421)
Payment of lease liabilities	(229,576)	(281,251)	(309,516)	(373,512)
Net cash provided by (used in) financing activities	3,154,340	(334,608)	2,981,650	(533,424)
EFFECT OF EXCHANGE RATE VARIATION ON CASH AND CASH EQUIVALENTS	(71,679)	5,187	(264,762)	(264,880)
Net increase (decrease) in cash and cash equivalents	(751,891)	(1,224,566)	358,821	(634,783)
Balance at the beginning of the period	4,633,816	3,876,139	7,528,820	7,576,625
Balance at the end of the period	3,881,925	2,651,573	7,887,641	6,941,842

(1)	FVTPL: Fair Value Through Profit and Loss.
(2)	In the Parent company, contemplates mainly the effects of prepayments of exports with subsidiaries in the amount of R$(3,166,768) in the six-month period ended on June 30, 2022 (R$738,485 in the same period of the previous year).
(3)	FVTOCI: Fair Value Through Other Comprehensive Income.

The accompanying notes are an integral part of the interim financial information.

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2022	8

(in thousands of Brazilian Reais)

STATEMENTS OF VALUE ADDED

	Parent company		Consolidated
	2022	2021	2022	2021
	Jan - Jun	Jan - Jun	Jan - Jun	Restated(1) Jan - Jun
1 - REVENUES	24,172,894	22,291,765	28,049,905	25,074,739
Sales of goods and products	23,509,330	21,645,303	27,322,266	24,355,190
Other income	(11,908)	118,276	(4,343)	156,595
Revenue related to construction of own assets	680,460	533,902	735,472	571,446
Expected credit losses	(4,988)	(5,716)	(3,490)	(8,492)
2 - SUPPLIES ACQUIRED FROM THIRD PARTIES	(18,383,047)	(14,819,852)	(21,141,962)	(17,247,444)
Costs of goods sold	(15,642,334)	(12,610,883)	(18,195,720)	(14,820,096)
Materials, energy, third parties services and other	(2,668,395)	(2,223,811)	(2,882,115)	(2,447,023)
Reversal for inventories losses	(72,318)	14,842	(64,127)	19,675
3 - GROSS ADDED VALUE (1-2)	5,789,847	7,471,913	6,907,943	7,827,295
4 - DEPRECIATION AND AMORTIZATION	(1,214,289)	(1,134,407)	(1,435,522)	(1,375,458)
5 - NET ADDED VALUE (3-4)	4,575,558	6,337,506	5,472,421	6,451,837

6 - RECEIVED FROM THIRD PARTIES	(290,078)	(521,766)	396,715	204,117
Income from associates and joint ventures	(644,546)	(694,847)	80	-
Financial income	355,338	175,441	397,505	206,477
Others	(870)	(2,360)	(870)	(2,360)

7 - ADDED VALUE TO BE DISTRIBUTED (5+6)	4,285,480	5,815,740	5,869,136	6,655,954

8 - DISTRIBUTION OF ADDED VALUE	4,285,480	5,815,740	5,869,136	6,655,954
Payroll	2,644,175	2,524,199	3,063,584	2,822,070
Salaries	1,885,155	1,799,065	2,215,088	2,032,779
Benefits	622,813	595,083	700,408	649,805
Government severance indemnity fund for employees	136,207	130,051	148,088	139,486
Taxes, Fees and Contributions	2,503,693	2,322,184	2,833,118	2,389,656
Federal	1,098,069	920,221	1,298,972	984,795
State	1,381,439	1,380,576	1,506,028	1,380,472
Municipal	24,185	21,387	28,118	24,389
Capital Remuneration from Third Parties	1,218,271	1,147,771	1,970,012	1,620,326
Interests, including exchange variation	1,123,092	1,082,252	1,833,524	1,591,837
Rents	95,179	65,519	136,488	28,489
Interest on Own-Capital	(2,080,659)	(178,414)	(1,997,578)	(176,098)
Loss for the period from continuing operations	(2,080,659)	(178,414)	(2,080,659)	(178,414)
Non-controlling interest	-	-	83,081	2,316

(1)	The comparative period was subject to an immaterial classification error correction in freight and port expenses intra-group transactions (note 3).

The accompanying notes are an integral part of the interim financial information.

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MANAGEMENT REPORT

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2022	31

1.	COMPANY’S OPERATIONS

BRF S.A. (“BRF”) and its subsidiaries (collectively the “Company”) is a publicly traded company, listed on the segment Novo Mercado of Brasil, Bolsa, Balcão (“B3”), under the ticker BRFS3, and listed on the New York Stock Exchange (“NYSE”), under the ticker BRFS. The Company’s registered office is at Rua Jorge Tzachel, nº 475, Bairro Fazenda, Itajaí - Santa Catarina and the main business office is in the city of São Paulo.

BRF is a Brazilian multinational company, with global presence, which owns a comprehensive portfolio of products, and it is one of the world’s largest companies of food products. The Company operates by raising, producing and slaughtering poultry and pork for processing, production and sale of fresh meat, processed products, pasta, margarine, pet food and others.

The Company holds as main brands Sadia, Perdigão, Qualy, Chester®, Kidelli, Perdix, Banvit, Biofresh and Gran Plus, present mainly in Brazil, Turkey and Middle Eastern countries.

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2022	32

1.1.            Equity interest

				% equity interest
Entity		Main activity	Country (1)	06.30.22	12.31.21
BRF GmbH		Holding	Austria	100.00	100.00
BRF Foods LLC	(a)	Import, industrialization and commercialization of products	Russia	99.99	99.99
BRF Global Company Nigeria Ltd.		Marketing and logistics services	Nigeria	99.00	99.00
BRF Global Company South Africa Proprietary Ltd.		Administrative, marketing and logistics services	South Africa	100.00	100.00
BRF Global Company Nigeria Ltd.		Marketing and logistics services	Nigeria	1.00	1.00
BRF Global GmbH		Holding and trading	Austria	100.00	100.00
BRF Foods LLC	(a)	Import, industrialization and commercialization of products	Russia	0.01	0.01
BRF Japan KK		Marketing and logistics services, import, export, industrialization and commercialization of products	Japan	100.00	100.00
BRF Korea LLC		Marketing and logistics services	Korea	100.00	100.00
BRF Shanghai Management Consulting Co. Ltd.		Provision of consultancy and marketing services	China	100.00	100.00
BRF Shanghai Trading Co. Ltd.		Import, export and commercialization of products	China	100.00	100.00
BRF Singapore Foods PTE Ltd.		Administrative, marketing and logistics services	Singapore	100.00	100.00
Eclipse Holding Cöoperatief U.A.		Holding	The Netherlands	99.99	99.99
Buenos Aires Fortune S.A.	(a)	Holding	Argentina	4.36	4.36
Eclipse Latam Holdings		Holding	Spain	100.00	100.00
Buenos Aires Fortune S.A.	(a)	Holding	Argentina	95.64	95.64
Perdigão Europe Lda.		Import, export of products and administrative services	Portugal	100.00	100.00
ProudFood Lda.		Import and commercialization of products	Angola	90.00	90.00
Sadia Chile S.A.		Import, export and commercialization of products	Chile	40.00	40.00
Wellax Food Logistics C.P.A.S.U. Lda.		Import, commercialization of products and administrative services	Portugal	100.00	100.00
One Foods Holdings Ltd.		Holding	UAE	100.00	100.00
Al-Wafi Food Products Factory LLC	(b)	Import, export, industrialization and commercialization of products	UAE	49.00	49.00
Badi Ltd.		Holding	UAE	100.00	100.00
Al-Wafi Al-Takamol International for Foods Products		Import and commercialization of products	Saudi Arabia	100.00	100.00
Joody Al Sharqiya Food Production Factory LLC		Import and commercialization of products	Saudi Arabia	100.00	100.00
BRF Kuwait Food Management Company WLL		Import, commercialization and distribution of products	Kuwait	49.00	49.00
BRF Foods GmbH		Industrialization, import and commercialization of products	Austria	100.00	100.00
Al Khan Foodstuff LLC ("AKF")	(b)	Import, commercialization and distribution of products	Oman	70.00	70.00
TBQ Foods GmbH		Holding	Austria	60.00	60.00
Banvit Bandirma Vitaminli		Import, industrialization and commercialization of products	Turkey	91.71	91.71
Banvit Enerji ve Elektrik Üretim Ltd. Sti.		Generation and commercialization of electric energy	Turkey	100.00	100.00
Nutrinvestments BV		Holding	The Netherlands	100.00	100.00
Banvit ME FZE	(a)	Marketing and logistics services	UAE	100.00	100.00
One Foods Malaysia SDN. BHD.	(a)	Marketing and logistics services	Malaysia	100.00	100.00
Federal Foods LLC	(b)	Import, commercialization and distribution of products	UAE	49.00	49.00
Federal Foods Qatar	(b)	Import, commercialization and distribution of products	Qatar	49.00	49.00
BRF Hong Kong LLC	(a)	Import, commercialization and distribution of products	Hong Kong	100.00	100.00
Eclipse Holding Cöoperatief U.A.		Holding	The Netherlands	0.01	0.01
Establecimiento Levino Zaccardi y Cia. S.A.	(a)	Industrialization and commercialization of dairy products	Argentina	99.99	99.99
BRF Energia S.A.		Commercialization of eletric energy	Brazil	100.00	100.00
BRF Pet S.A.		Industrialization, commercialization and distribution of feed and nutrients for animals	Brazil	100.00	100.00
Affinity Petcare Brasil Participações Ltda.		Holding	Brazil	100.00	100.00
Mogiana Alimentos S.A.		Manufacturing, distribution and sale of Pet Food products	Brazil	50.00	50.00
Gewinner Participações Ltda.		Industrialization, distribution and sale of feed and nutrients for animals	Brazil	100.00	100.00
Hecosul Alimentos Ltda.		Manufacturing and sale of animal feed	Brazil	100.00	100.00
Hercosul Distribuição Ltda.		Import, export, wholesale and retail sale of food products for animals	Brazil	100.00	100.00
Hercosul Soluções em Transportes Ltda.		Road freight	Brazil	100.00	100.00
Hercosul International S.R.L.		Manufacturing, export, import and sale of feed and nutrients for animals	Paraguay	99.00	99.00
Paraguassu Participações S.A.		Holding	Brazil	100.00	100.00
Mogiana Alimentos S.A.		Manufacturing, distribution and sale of Pet Food products	Brazil	50.00	50.00
Hercosul International S.R.L.		Manufacturing, export, import and sale of feed and nutrients for animals	Paraguay	1.00	1.00
Potengi Holdings S.A.	(c)	Holding	Brazil	50.00	-
PR-SAD Administração de bem próprio S.A.		Management of assets	Brazil	33.33	33.33
ProudFood Lda.		Import and commercialization of products	Angola	10.00	10.00
PSA Laboratório Veterinário Ltda.		Veterinary activities	Brazil	99.99	99.99
BRF Investimentos Ltda.	(d)	Industrialization and commercialization of products	Brazil	99.99	99.99
Sadia Alimentos S.A.		Holding	Argentina	43.10	43.10
Sadia Chile S.A.		Import, export and commercialization of products	Chile	60.00	60.00
Sadia Uruguay S.A.		Import and commercialization of products	Uruguay	100.00	100.00
Sadia Alimentos S.A.		Holding	Argentina	56.90	56.90
Vip S.A. Empreendimentos e Participações Imobiliárias		Commercialization of owned real state	Brazil	100.00	100.00
Establecimiento Levino Zaccardi y Cia. S.A.	(a)	Industrialization and commercialization of dairy products	Argentina	0.01	0.01
PSA Laboratório Veterinário Ltda.		Veterinary activities	Brazil	0.01	0.01
BRF Investimentos Ltda.	(d)	Industrialization and commercialization of products	Brazil	0.01	0.01

(1)	UAE – United Arab Emirates.
(a)	Dormant subsidiaries. The Company is evaluating the liquidation of these subsidiaries.
(b)	For these entities, the Company has agreements that ensure full economic rights, except for AKF, in which the economic rights are of 99%.
(c)	Affiliate with subsidiary of AES Brasil Energia S.A. (note 12).
(d)	On February 11, 2022, the name of Sino dos Alpes Alimentos Ltda. was changed to BRF Investimentos Ltda.

Except for the associates PR-SAD Administração de bem próprio S.A. and Potengi Holdings S.A., in which the Company recognizes the investments by the equity method, all other entities presented in the table above were consolidated.

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2022	33

1.2.            Business combinations

1.2.1.	Mogiana Group

On February 18, 2022, according to conditions established in the agreement, the Company, through its wholly-owned subsidiary BRF Pet, concluded the price adjustment of the consideration for the acquisition of Paraguassu Participações S.A. ("Paraguassu") and Affinity Petcare Brasil Participações Ltda. ("Affinity"), both owner of 100% of the capital stock of Mogiana Alimentos S.A. (together form the “Mogiana Group”). After the price adjustment, the fair value of the consideration transferred was R$477,408, of which R$290,225 were paid in cash, R$145,548 will be paid in the next 6 years and R$41,635 refers to contingent consideration.

Based on the price adjustment, there was a change in the determination of the value of the goodwill recognized. A summary of the final amounts in the business combination with the Mogiana Group are presented below:

Mogiana Group Combined	Fair value at the acquisition date
Assets
Cash and cash equivalents	938
Marketable securities	29,824
Trade and other receivables	59,758
Inventories	54,517
Recoverable taxes	27,748
Property, plant and equipment	139,042
Intangible assets	206,553
Other current and non-current assets	5,486
523,866
Liabilities
Trade accounts payable	55,919
Loans and borrowings	22,688
Lease liability	10,168
Taxes payable	11,487
Payroll, related charges and employee profit sharing	6,296
Provision for tax, civil and labor risks (1)	34,976
Employee benefits	2,081
Deferred income taxes	815
Other current and non-current liabilities	16,932
161,362

Net assets acquired	362,504

Fair value of consideration transferred	477,408

Goodwill	114,904

(1)	Includes R$28,853 related to contingent liabilities recognized in the business combination.

The goodwill of R$114,904 arising from the business combination consists mainly of the synergies expected with the combination of the operations BRF Pet, Mogiana Group and Hercosul Group strengthening the Company’s presence in the pet food sector.

1.3.            Discontinued Operations

In the first half of 2022, BRF S.A. and certain of its subsidiaries entered into an agreement with Tyson International Holding Co. and Tyson Foods, Inc., in connection with the sale of BRF’s operations in Europe and Thailand, closed on June 3, 2019. This agreement provides for the termination of certain disputes related to losses incurred by the disposed entities and terminates Tyson's license to use certain BRF trademarks. Additionally, certain tax claims related to the period prior to the sale of the operations were finalized. The settlement of such disputes resulted in the payment of the amount equivalent to R$50,948 (USD10,164) by BRF. These transactions resulted in an expense which is presented under Net Loss from Discontinued Operations, consistently with the practice adopted in the sale of the operations in 2019.

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2022	34

1.4.            Investigations involving BRF

The Company has been subject to two investigations conducted by Brazilian governmental entities, denominated “Carne Fraca Operation” in 2017 and “Trapaça Operation” in 2018. The Company’s Audit and Integrity Committee conducted independent investigations, along with the Independent Investigation Committee, composed of external members and with external legal advisors in Brazil and abroad with respect to the allegations involving BRF employees and former employees. In 2021, the Division of Enforcement of the U.S. Securities and Exchange Commission (“SEC”) and the Department of Justice (“DOJ”) issued letters notifying the closure of the investigation against BRF, with no imposition of any sanctions or penalties against the Company.

The main impacts observed as result of the referred investigations were recorded in Other Operating Expenses in the amount of R$355 for the six-month period ended on June 30, 2022 (R$8,142 in the same period of the previous year) and for three-month period ended on June 30, 2022 R$175 (R$2,905 in the same period of the previous year) mostly related to expenditures with lawyers, legal advisors and consultants.

In addition to the impacts already recorded, there are uncertainties about the outcome of these investigations which may result in penalties, fines and normative sanctions, right restrictions and other forms of liabilities, for which the Company is not able to make a reliable estimate of the potential losses. The outcomes may result in payments of substantial amounts, which may cause a material adverse effect on the Company’s financial position, results and cash flows in the future.

1.5.            Hyperinflationary economies – Turkey

Levels of inflation in Turkey have been high in the recent periods and exceeded 100% for the three-year cumulative inflation, according to the Turkish Statistical Institute. Based on this index and on qualitative analyses, the Company concluded that Turkey is considered a hyperinflationary economy, and, therefore, from the second quarter of 2022, the accounting practices described below were applied for the financial information of the Company’s subsidiary in Turkey.

Non-monetary items, as well as income and expenses, are adjusted by the changes in the inflation index between the initial recognition date the closing date, so that the subsidiaries' financial information is presented at current value.

The cumulative effects as of December 31, 2021 were recognized under Accumulated Losses, whereas the effects for the six-month period ended June 30, 2022 were recognized as Exchange and monetary variations, in the income (loss) for the period.

The translation of the balances of the subsidiary in hyperinflationary economy to the reporting currency was made at the closing rate of the reporting period for both financial position and income statement balances.

The price index used for the six-month period ended June 30, 2022 was 42%. In the consolidated financial information for the six-month period ended June 30, 2022, the inflation adjustment impacted the Loss before financial results and income taxes in R$(112,963), the Financial expenses, net in R$274,715 and the Loss from continuing operations in R$146,966.

1.6.            Seasonality

During the months of November and December of each year, the Company is impacted by seasonality in the Brazil operating segment due to Christmas and New Year’s Celebrations. The products that are relevant contributors are: turkey, Chester®, ham and pork cuts (hind leg/pork loin).

In the International operating segment, seasonality is due to Ramadan, which is the holy month of the Muslim calendar. The beginning of Ramadan depends on the beginning of the moon cycle and in 2022 occurred between April 2nd, 2022 and May 1st, 2022.

2.	BASIS OF PREPARATION AND PRESENTATION OF INTERIM FINANCIAL INFORMATION

The parent company’s and consolidated interim financial information were prepared in accordance with the CPC 21 (R1) – Interim Financial Statements and the IAS 34 – Interim Financial Reporting issued by the International Accounting Standards Board - IASB as well as with the standards issued by the Brazilian Securities and Exchange Commission. All the relevant information applicable to the interim financial information, and only them, are being evidenced and correspond to those used by administration in its management.

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The parent company’s and consolidated interim financial information are expressed in thousands of Brazilian Reais (“R$”), unless otherwise stated. For disclosures of amounts in other currencies, the values were also expressed in thousands, unless otherwise stated.

The preparation of the parent company’s and consolidated interim financial information require Management to make judgments, use estimates and adopt assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, as well as the disclosures of contingent liabilities. The uncertainty inherent to these judgments, assumptions and estimates could result in material adjustments to the carrying amount of certain assets and liabilities in future periods.

Any judgments, estimates and assumptions are reviewed at each reporting period.

The parent company’s and consolidated interim financial information were prepared based on the recoverable historical cost, except for the following material items recognized in the statements of financial position:

(i)       derivative financial instruments and non-derivative financial instruments measured at fair value;

(ii)       share-based payments and employee benefits measured at fair value;

(iii)       biological assets measured at fair value; and

(iv)       assets held for sale in instances where the fair value is lower than historical cost.

The Company prepared parent company’s and consolidated interim financial information under the going concern assumption and disclosed all relevant information in its explanatory notes, in order to clarify and complement the accounting basis adopted.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The interim financial information, in this case quarterly financial information, aim to provide updated information based on the last annual financial statements disclosed. Therefore, the quarterly financial information focus on new activities, events and circumstances and do not repeat the information previously disclosed, except when Management judges that the maintenance of the information is relevant.

The interim financial information were prepared based on the accounting policies and estimates calculation methodologies adopted in the preparation of the annual financial statements for the year ended December 31, 2021 (note 3), except for the income taxes, which were measured according to CPC 21 / IAS 34 by applying the estimated annual effective tax rate to the Income (Loss) Before Taxes for the interim period.

As presented in the financial statements for the year ended on December 31, 2021 (note 3), in order to improve the level of detail in the presentation of information in the financial statements, the Company began to classify the expenditures with employee participation and bonuses by function in the statement of income (loss).

Additionally, the Company performed the reclassification of freight and port expenses in intra-group transactions, beginning to classify them as Cost of Sales and no longer as Selling Expenses, as these are costs incurred to bring inventories to their current condition and location.

To ensure comparability between the periods presented, the Company performed the following reclassifications for the six-month period ended June 30, 2021:

			Parent company					Consolidated
			2021				2021
			Jan - Jun					Jan - Jun
		Reclassification			Reclassification
	Previously presented	Employee participation and bonuses	Restated	Previously presented	Employee participation and bonuses	Freight and port expenses	Restated	Correspon-ding Notes
Cost of sales	(15,670,856)	6,894	(15,663,962)	(17,807,936)	209	(212,577)	(18,020,304)	29
Operating Income (Expenses):
Selling expenses	(2,348,974)	(8,935)	(2,357,909)	(2,977,138)	(13,810)	212,577	(2,778,371)	29
General and administrative expenses	(225,853)	(12,486)	(238,339)	(352,259)	(15,454)	-	(367,713)	29
Other operating income (expenses), net	101,389	14,527	115,916	125,180	29,055	-	154,235	27

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2022	36

4.	CASH AND CASH EQUIVALENTS
	Average rate (1)	Parent company		Consolidated
		06.30.22	12.31.21	06.30.22	12.31.21
Cash and bank accounts
U.S. Dollar	-	524	558	1,782,274	946,790
Saudi Riyal	-	-	-	338,468	312,728
Brazilian Reais	-	100,014	160,309	127,415	185,941
Euro	-	4,799	1,438	84,236	103,630
Turkish lira	-	-	-	90,469	42,899
Other currencies	-	790	140	582,391	601,520
		106,127	162,445	3,005,253	2,193,508
Cash equivalents
In Brazilian Reais
Investment funds	7.55%	3,439	3,641	3,439	3,641
Bank deposit certificates	12.53%	3,659,869	4,410,146	3,702,143	4,451,214
		3,663,308	4,413,787	3,705,582	4,454,855
In U.S. Dollar
Term deposit	0.20%	-	-	37,657	62,043
Overnight	0.48%	112,490	57,584	1,123,244	701,386
Other currencies
Term deposit	16.48%	-	-	15,905	117,028
		112,490	57,584	1,176,806	880,457
		3,881,925	4,633,816	7,887,641	7,528,820

(1)	Weighted average annual rate.

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5.	MARKETABLE SECURITIES
			Average rate (2)	Parent company		Consolidated
	WAM (1)	Currency		06.30.22	12.31.21	06.30.22	12.31.21
Fair value through other comprehensive income
Stocks (3)	-	USD / HKD	-	-	-	11,572	13,338
Fair value through profit and loss
Financial treasury bills	2.29	R$	1.90%	342,331	324,771	342,331	324,771
Investment funds - FIDC BRF	1.46	R$	-	15,003	15,438	15,003	15,438
Committed	0.83	R$	-	-	-	35,392	5,302
Other	0.49	R$ / ARS	-	-	-	657	16,782
				357,334	340,209	393,383	362,293
Amortized cost
Sovereign bonds and other (4)	2.81	AOA	4.03%	-	-	478,459	418,637
				357,334	340,209	883,414	794,268
Current				342,331	324,771	378,380	346,855
Non-current (5)				15,003	15,438	505,034	447,413

(1)	Weighted average maturity in years.
(2)	Weighted average annual rate.
(3)	It’s comprised of Aleph Farms Ltd. stocks.
(4)	It’s comprised of private securities and sovereign securities of the Angola Government and are presented net of expected credit losses in the amount of R$7,293 (R$18,630 on December 31, 2021).
(5)	Maturity until December of 2023.

On June 30, 2022, the amount of R$144,633 (R$232,821 on December 31, 2021) classified as cash and cash equivalents and marketable securities were pledged as guarantee, with no use restrictions, for future contracts traded on B3.

6.	TRADE ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES
	Parent company		Consolidated
	06.30.22	12.31.21	06.30.22	12.31.21
Trade accounts receivable
Domestic market
Third parties	1,047,107	1,504,012	1,176,642	1,610,300
Related parties	17,512	6,230	-	-
Foreign market
Third parties	571,373	578,747	3,255,692	3,087,642
Related parties	4,623,660	5,718,547	-	-
	6,259,652	7,807,536	4,432,334	4,697,942
( - ) Adjustment to present value	(13,669)	(10,688)	(17,379)	(14,394)
( - ) Expected credit losses	(557,688)	(588,946)	(601,274)	(638,583)
	5,688,295	7,207,902	3,813,681	4,044,965
Current	5,683,024	7,202,530	3,808,182	4,039,155
Non-current	5,271	5,372	5,499	5,810

Other receivables
Other receivables	104,735	114,563	105,304	114,565
( - ) Adjustment to present value	(954)	(1,609)	(954)	(1,610)
( - ) Expected credit losses	(15,337)	(15,785)	(15,337)	(15,786)
	88,444	97,169	89,013	97,169
Current	66,770	68,001	66,770	68,001
Non-current (1)	21,674	29,168	22,243	29,168

(1)	Weighted average maturity of 1.64 years.

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2022	38

The Company performs credit assignments with no right of return to the BRF Clients’ Credit Rights Investment Fund (“FIDC BRF“), which has the sole purpose to acquire credit rights arising from commercial transactions carried out between the Company and its clients in Brazil. On June 30, 2022, FIDC BRF had an outstanding balance of R$839,005 (R$902,679 on December 31, 2021) in the parent company and consolidated related to such credit rights, which were written-off of the Company’s statement of financial position when the credits were sold.

On June 30, 2022, other receivables are mainly represented by receivables from the sale of farms and various properties, with a balance of R$79,463 (R$88,098 on December 31, 2021).

The movements of the expected credit losses are presented below:

Parent company		Consolidated
	06.30.22	06.30.22
Beginning balance	(588,946)	(638,583)
(Additions) Reversals	(4,988)	(3,490)
Write-offs	6,221	7,491
Exchange rate variation	30,025	33,308
Ending balance	(557,688)	(601,274)

The aging of trade accounts receivable is as follows:

	Parent company		Consolidated
	06.30.22	12.31.21	06.30.22	12.31.21
Not overdue	5,661,028	7,199,276	3,523,468	3,933,343
Overdue
01 to 60 days	35,570	21,934	288,083	127,249
61 to 90 days	4,055	1,036	5,347	6,241
91 to 120 days	1,769	794	4,608	3,770
121 to 180 days	2,030	1,481	10,491	3,002
181 to 360 days	1,923	4,950	10,411	9,687
More than 360 days	553,277	578,065	589,926	614,650
( - ) Adjustment to present value	(13,669)	(10,688)	(17,379)	(14,394)
( - ) Expected credit losses	(557,688)	(588,946)	(601,274)	(638,583)
	5,688,295	7,207,902	3,813,681	4,044,965

7.	INVENTORIES

	Parent company		Consolidated
	06.30.22	12.31.21	06.30.22	12.31.21
Finished goods	3,616,004	3,170,964	5,410,938	4,914,882
Work in progress	278,740	253,801	306,964	272,997
Raw materials	1,379,266	2,768,167	1,671,766	3,126,017
Packaging materials	130,520	145,392	183,487	182,501
Secondary materials	767,973	755,623	817,831	790,801
Supplies	183,017	190,693	248,516	250,475
Imports in transit	259,284	115,873	259,376	115,950
Other	96,264	141,322	96,743	142,490
(-) Adjustment to present value	(194,455)	(138,332)	(194,472)	(141,243)
	6,516,613	7,403,503	8,801,149	9,654,870

The movements in the write-down of inventories to the net realizable value, for which the additions, reversals and write-offs were recorded against Cost of Sales, are presented in the table below:

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2022	39

	Parent company
				06.30.22
	Realizable value through sale	Impaired inventories	Obsolete inventories	Total
Beginning balance	(19,103)	(45,084)	(5,790)	(69,977)
Additions	(200,702)	(77,740)	(2,401)	(280,843)
Reversals	136,328	-	-	136,328
Write-offs	-	69,792	2,405	72,197
Ending balance	(83,477)	(53,032)	(5,786)	(142,295)

	Consolidated
				06.30.22
	Realizable value through sale	Impaired inventories	Obsolete inventories	Total
Beginning balance	(31,026)	(54,015)	(11,654)	(96,695)
Additions	(211,428)	(101,274)	(4,135)	(316,837)
Reversals	154,498	-	-	154,498
Write-offs	-	94,783	5,234	100,017
Restatement by Hyperinflation	(9)	(310)	(29)	(348)
Exchange rate variation	(426)	(635)	(396)	(1,457)
Ending balance	(88,391)	(61,451)	(10,980)	(160,822)

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2022	40

8.	BIOLOGICAL ASSETS

The live animals are represented by poultry and pork and segregated into consumables and animals for production. The rollforward of the biological assets are presented below:

	Parent company
							06.30.22
	Current			Non-current
	Live animals			Live animals
	Poultry	Pork	Total	Poultry	Pork	Forests	Total
Beginning balance	1,040,204	1,746,488	2,786,692	505,778	540,298	320,937	1,367,013
Additions/Transfer	7,663,505	5,309,309	12,972,814	59,836	250,725	32,647	343,208
Changes in fair value (1)	1,192,481	189,424	1,381,905	38,225	(137,917)	-	(99,692)
Harvest	-	-	-	-	-	(34,932)	(34,932)
Write-off	-	-	-	-	-	(452)	(452)
Transfer between current and non-current	47,426	74,346	121,772	(47,426)	(74,346)	-	(121,772)
Transfer to inventories	(8,930,785)	(5,447,915)	(14,378,700)	-	-	-	-
Ending balance	1,012,831	1,871,652	2,884,483	556,413	578,760	318,200	1,453,373

	Consolidated
							06.30.22
	Current			Non-current
	Live animals			Live animals
	Poultry	Pork	Total	Poultry	Pork	Forests	Total
Beginning balance	1,153,433	1,746,488	2,899,921	553,247	540,298	320,937	1,414,482
Additions/Transfer	8,654,706	5,309,309	13,964,015	80,704	250,724	32,647	364,075
Changes in fair value (1)	2,010,176	189,424	2,199,600	21,946	(137,916)	-	(115,970)
Harvest	-	-	-	-	-	(34,932)	(34,932)
Write-off	-	-	-	-	-	(452)	(452)
Transfer between current and non-current	51,923	74,346	126,269	(52,119)	(74,346)	-	(126,465)
Transfer to inventories	(10,669,730)	(5,447,915)	(16,117,645)	-	-	-	-
Exchange variation	(30,753)	-	(30,753)	(14,086)	-	-	(14,086)
Restatement by Hyperinflation	10,318	-	10,318	30,172	-	-	30,172
Ending balance	1,180,073	1,871,652	3,051,725	619,864	578,760	318,200	1,516,824

(1)	The change in the fair value of biological assets includes depreciation of breeders and depletion of forests in the amount of R$542,909 in the parent company and R$580,191 in the consolidated.

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2022	41

The book value and estimated quantities of live animals are set forth below:

	Parent company
	06.30.22		12.31.21
	Quantity (thousand of heads)	Book value	Quantity (thousand of heads)	Book value
Consumable biological assets
Immature poultry	159,343	1,012,831	176,802	1,040,204
Immature pork	4,170	1,871,652	4,469	1,746,488
Total current	163,513	2,884,483	181,271	2,786,692

Production biological assets
Immature poultry	6,326	221,690	5,510	174,706
Mature poultry	9,980	334,723	10,420	331,072
Immature pork	199	135,390	223	141,101
Mature pork	459	443,370	452	399,197
Total non-current	16,964	1,135,173	16,605	1,046,076
	180,477	4,019,656	197,876	3,832,768

	Consolidated
	06.30.22		12.31.21
	Quantity (thousand of heads)	Book value	Quantity (thousand of heads)	Book value
Consumable biological assets
Immature poultry	181,063	1,180,073	197,859	1,153,433
Immature pork	4,170	1,871,652	4,469	1,746,488
Total current	185,233	3,051,725	202,328	2,899,921

Production biological assets
Immature poultry	6,954	247,821	6,170	192,017
Mature poultry	11,087	372,043	11,621	361,230
Immature pork	199	135,390	223	141,101
Mature pork	459	443,370	452	399,197
Total non-current	18,699	1,198,624	18,466	1,093,545
	203,932	4,250,349	220,794	3,993,466

The Company has forests pledged as collateral for financing and tax and civil contingencies on June 30, 2022 in the amount of R$66,452 in the parent company and in the consolidated (R$69,308 in the parent company and in the consolidated on December 31, 2021).

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2022	42

9.	RECOVERABLE TAXES

The rollforward of recoverable taxes are set forth below:

		Parent company
	Note	12.31.21	Additions	Offset / Reversals	Transfers (1)	Interest	06.30.22
ICMS and VAT	9.1
Recoverable ICMS and VAT		1,811,678	325,274	(54,874)	(107,448)	119	1,974,749
(-) Impairment		(137,589)	(18,228)	17,718	12,244	-	(125,855)
PIS and COFINS	9.2
Recoverable PIS and COFINS		2,658,067	229,391	(410,374)	-	59,647	2,536,731
(-) Impairment		(14,228)	-	-	-	-	(14,228)
IPI	9.3
Recoverable IPI		928,037	3,332	(5,570)	-	68,008	993,807
(-) Impairment		(1,984)	-	1,984	-	-	-
INSS
Recoverable INSS		318,126	2,299	-	-	10,079	330,504
Other
Other recoverable taxes		85,803	1,797	(1,154)	-	-	86,446
(-) Impairment		(530)	-	(555)	-	-	(1,085)
		5,647,380	543,865	(452,825)	(95,204)	137,853	5,781,069

Current		881,927					801,736
Non-current		4,765,453					4,979,333

		12.31.21	Additions	Offset / Reversals	Transfers (1)	Restatement	06.30.22
Income taxes
Recoverable income taxes		240,652	16,307	-	-	32,587	289,546
(-) Impairment		(15,889)	-	-	-	-	(15,889)
		224,763	16,307	-	-	32,587	273,657

Current		29,784					73,264
Non-current		194,979					200,393

(1)	The transfers occur from Recoverable Taxes to Other Current Assets and Other Non-Current Assets when sales of credits are made to third parties.

		Consolidated
	Note	12.31.21	Additions	Offset / Reversals	Transfers (1)	Interest	Exchange variation	06.30.22
ICMS and VAT	9.1
Recoverable ICMS and VAT		1,886,027	433,201	(78,129)	(107,448)	119	(12,955)	2,120,815
(-) Impairment		(137,854)	(18,228)	17,718	12,244	-	-	(126,120)
PIS and COFINS	9.2
Recoverable PIS and COFINS		2,685,276	229,789	(417,393)	-	59,647	-	2,557,319
(-) Impairment		(14,228)	-	-	-	-	-	(14,228)
IPI	9.3
Recoverable IPI		929,645	3,495	(5,587)	-	68,006	-	995,559
(-) Impairment		(1,984)	-	1,984	-	-	-	-
INSS
Recoverable INSS		318,138	4,126	(1,444)	-	10,079	-	330,899
Other
Other recoverable taxes		92,216	1,811	(4,987)	-	-	(64)	88,976
(-) Impairment		(1,007)	-	(550)	-	-	-	(1,557)
		5,756,229	654,194	(488,388)	(95,204)	137,851	(13,019)	5,951,663

Current		976,133						967,232
Non-current		4,780,096						4,984,431

		12.31.21	Additions	Offset / Reversals	Transfers (1)	Interest	Exchange variation	06.30.22
Income taxes
Recoverable income taxes		294,050	73,674	(23,352)	-	32,589	(10,065)	366,896
(-) Impairment		(15,933)	-	-	-	-	-	(15,933)
		278,117	73,674	(23,352)	-	32,589	(10,065)	350,963

Current		71,762						139,294
Non-current		206,355						211,669

(1)	The transfers occur from Recoverable Taxes to Other Current Assets and Other Non-Current Assets when sales of credits are made to third parties.

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2022	43

9.1.            ICMS – Tax on Movement of Goods and Services and VAT – Value Added Taxes

The Company has recoverable ICMS balances in the States of Paraná, Santa Catarina, Mato Grosso do Sul, Minas Gerais and Amazonas, which will be realized in the short and long term, based on the recoverability study reviewed and approved by the Management.

In other jurisdictions outside Brazil, value added taxes (VAT) are due in regular operations of the Company with goods and services.

9.2.            PIS and COFINS –Social Integration Plan and Contribution for Social Security Financing

As of June 30, 2022, the updated balance of the processes related to the exclusion of the ICMS from the PIS and COFINS calculation basis recognized by the Company is R$2,198,918 (R$2,341,737 as of December 31, 2021). The amount of R$202,462 related do these credits was offset against other federal taxes in the six-month period ended on June 30, 2022 (R$191,761 in the same period of the previous year).

In the study prepared by the Management, its realization is estimated through offsetting with federal taxes or through reimbursement of the amounts as expectation below:

PIS and COFINS
Current	414,701
Non-current	1,784,217
2023	718,149
2024	687,602
2025	378,466
2,198,918

9.3.            IPI - Industrialized Product Tax

The Company recognized relevant tax assets as result of gains from lawsuits related to IPI, specially “crédito prêmio”. The balance referring to these assets in the parent company and consolidated on June 30, 2022 is R$1,004,916 (R$945,845 on December 31, 2021), of which R$987,990 (R$919,982 on December 31, 2021) is recorded as Recoverable Taxes and the remainder, referring to cases in which the government will reimburse in cash, is recorded as Other Non-Current Assets, in the amount of R$16,927 (R$16,927 on December 31, 2021).

According to projections prepared by the Management, its realization is estimated through the refund of the amounts as expected below:

IPI
Non-current	1,004,916
2023	16,927
2025	725,776
2026	262,213
1,004,916

9.4.            Realization of Brazilian federal tax credits

The Company received in cash, through court orders related to recoverable IPI balances, the amount of R$8,936 in the six-month period ended on June 30, 2022 in the parent company and consolidated (null in the same period of the previous year).

The Company used PIS, COFINS, IPI, and other recoverable taxes to offset federal taxes payable such as INSS, Income Taxes and Other in the amount of R$417,097 in the six-month period ended on June 30, 2022 (R$490,002 in the same period of the previous year), preserving its liquidity and optimizing its capital structure.

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2022	44

10.	DEFERRED INCOME TAXES

10.1.        Breakdown

	Parent company		Consolidated
	06.30.22	12.31.21	06.30.22	12.31.21
Assets
Tax losses carryforward	2,828,252	2,805,912	2,850,940	2,822,754
Negative calculation basis (social contribution)	1,018,171	1,040,511	1,026,339	1,046,574

Temporary differences - Assets
Provisions for tax, civil and labor risks	484,046	456,206	486,240	458,229
Expected credit losses	173,615	184,230	174,222	184,643
Impairment on tax credits	58,277	64,297	58,277	64,297
Provision for other obligations	100,046	136,571	112,562	150,609
Employees' profit sharing	17,823	47,227	17,823	47,227
Write-down to net realizable value of inventories	48,380	25,204	51,996	27,934
Employees' benefits plan	142,797	137,174	152,930	148,990
Lease basis difference	111,955	95,563	111,955	95,563
Unrealized losses on derivatives, net	-	21,310	-	21,310
Other temporary differences	17,467	20,501	48,131	42,566
	5,000,829	5,034,706	5,091,415	5,110,696

Temporary differences - Liabilities
Goodwill amortization basis difference	(322,436)	(307,442)	(322,436)	(307,442)
Depreciation (useful life) basis difference	(906,832)	(884,245)	(910,687)	(895,407)
Business combination (1)	(936,825)	(900,108)	(954,534)	(920,214)
Restatement by Hyperinflation	-	-	(74,273)	-
Unrealized gains on derivatives, net	(87,078)	-	(87,078)	-
Unrealized fair value gains, net	(44,131)	(37,109)	(44,811)	(37,692)
Other temporary differences	(22,102)	(20,415)	(37,707)	(32,381)
	(2,319,404)	(2,149,319)	(2,431,526)	(2,193,136)

Total deferred taxes	2,681,425	2,885,387	2,659,889	2,917,560

Total Assets	2,681,425	2,885,387	2,754,301	2,941,270
Total Liabilities	-	-	(94,412)	(23,710)
	2,681,425	2,885,387	2,659,889	2,917,560

(1)	The deferred tax liability on business combination is substantially represented by the allocation of goodwill to property, plant and equipment, brands and contingent liabilities.

The roll-forward of deferred income taxes, net, is set forth below:

Parent company		Consolidated
	06.30.22	06.30.22
Beginning balance	2,885,387	2,917,560
Deferred income taxes recognized in income from continuing operations	(100,734)	(88,108)
Deferred income taxes recognized in other comprehensive income	(103,182)	(103,182)
Deferred income and social contribution taxes recognized in business combination	(46)	(46)
Deferred taxes recognized in accumulated losses - monetary correction for hyperinflation	-	(32,655)
Other (1)	-	(33,680)
Ending balance	2,681,425	2,659,889

(1)	Related to the foreign exchange variation effect on the balances in foreign companies and to non-controlling interests.

10.2.        Estimated period of realization

Deferred tax assets arising from temporary differences will be realized as the differences are settled or realized. The period of settlement or realization of such differences is subject to externalities and is linked to several factors that are not under the control of Management.

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2022	45

In estimating the realization of deferred tax credits on tax losses carryforward, Management considers its budget and strategic plans, which were approved by the Board of Directors, adjusted for changes in economic assumptions and based on the estimates of the main tax additions and exclusions. The recoverability study is reviewed by the Fiscal Council and approved by the Board of Directors. Based on this estimate, Management believes that it is probable that these deferred tax credits will be realized, as presented below:

	Parent company	Consolidated
2022	50,574	50,574
2023	307,778	309,537
2024	294,687	299,366
2025	352,431	359,969
2026	392,953	400,725
2027 to 2029	1,362,961	1,371,967
2030 and 2031	1,085,039	1,085,141
	3,846,423	3,877,279

The Company has tax losses carryforward in Brazil, which at current tax rates represent R$6,820,822 on June 30, 2022 (R$6,204,203 on December 31, 2021). Within this amount, R$3,846,423 on June 30, 2022 and (R$3,846,423 on December 31, 2021) are recognized as an asset, according to the recoverability expectation. The deferred tax credits on tax losses and negative social contribution basis related to the parent company and its subsidiaries domiciled in Brazil do not expire and the use to offset income taxes payable is limited to 30% of future taxable income.

10.3.        Effective income tax rate reconciliation

	Parent company				Consolidated
		2022		2021		2022		2021
	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun

Income (loss) before taxes - continued operations	(664,040)	(1,980,310)	(191,787)	(205,620)	(469,626)	(1,771,005)	(179,056)	(153,785)
Nominal tax rate	34%	34%	34%	34%	34%	34%	34%	34%
Benefit (expense) at nominal rate	225,774	673,305	65,208	69,911	159,673	602,142	60,879	52,287
Adjustments to income taxes
Income from associates and joint ventures	416,207	(219,147)	(568,335)	(236,248)	27	27	-	-
Difference of tax rates on results of foreign subsidiaries	-	-	-	-	182,749	305,181	(41,663)	22,093
Difference of functional currency of foreign subsidiaries	-	-	-	-	196,729	(579,165)	(530,777)	(290,234)
Deferred tax assets not recognized (1)	(535,785)	(639,419)	111,727	(372,022)	(535,785)	(639,419)	111,727	(372,022)
Interest on overpayment of taxes	24,904	44,621	-	-	24,927	44,663	-	-
Share-based payment	(4,032)	(10,034)	(5,660)	(11,287)	(4,032)	(10,034)	(5,660)	(11,287)
Penalties	(764)	(1,647)	(1,010)	(3,322)	(764)	(1,647)	(1,010)	(3,322)
Investment grant	17,538	44,576	10,815	34,160	17,538	44,576	10,815	34,160
Adjustment to the expcted annual rate	-	-	374,222	518,647	-	-	374,222	518,647
Other permanent differences	(22,553)	7,396	1,964	27,367	(22,553)	7,103	1,964	27,365
	121,289	(100,349)	(11,069)	27,206	18,509	(226,573)	(19,503)	(22,313)

Effective rate	18.3%	-5.1%	-5.8%	13.2%	3.9%	-12.8%	-10.9%	-14.5%

Current tax	205	385	(256,090)	(256,090)	(106,844)	(138,465)	(283,749)	(315,641)
Deferred tax	121,084	(100,734)	245,021	283,296	125,353	(88,108)	264,246	293,328

(1)	Amount related to the non-recognition of deferred tax on tax losses carryforward in the parent company and in the consolidated, due to limited capacity of realization (note 10.2).

The Company’s management determined that the total profits recorded by the holdings of its wholly-owned subsidiaries abroad will not be redistributed. Such funds will be used for investments in the wholly-owned subsidiaries.

Income tax returns in Brazil are subject to review by the tax authorities for a period of five years from the date of their delivery. The Company may be subject to additional collection of taxes, fines and interest as a result of these reviews. The results obtained by subsidiaries abroad are subject to taxation in accordance with the tax laws of each country.

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2022	46

11.	JUDICIAL DEPOSITS

The rollforward of the judicial deposits is set forth below:

	Parent company
				06.30.22
	Tax	Labor	Civil, commercial and other	Total
Beginning balance	257,244	245,136	43,251	545,631
Additions	17	46,614	18,503	65,134
Release in favor of the Company	(12,175)	(12,376)	(239)	(24,790)
Release in favor of the counterparty	(660)	(47,512)	(1,278)	(49,450)
Interest	6,263	15,568	2,826	24,657
Ending balance	250,689	247,430	63,063	561,182

	Consolidated
				06.30.22
	Tax	Labor	Civil, commercial and other	Total
Beginning balance	259,468	246,007	44,844	550,319
Additions	91	46,890	23,788	70,769
Release in favor of the Company	(12,175)	(12,396)	(239)	(24,810)
Release in favor of the counterparty	(660)	(47,542)	(3,924)	(52,126)
Interest	6,386	15,572	2,943	24,901
Exchange rate variation	-	(12)	-	(12)
Ending balance	253,110	248,519	67,412	569,041

12.	INVESTMENTS

12.1.        Partnership with AES Brasil Energia S.A.

On August 16, 2021, the Company executed an investment agreement with a subsidiary of AES Brasil Energia S.A. to incorporate an entity in partnership for the construction of a wind energy park for self-generation in the wind farm complex of Cajuína, Rio Grande do Norte, with an installed capacity of 160MWm (average Megawatt), generating 80MWm to be supplied to the Company by means of a 15-year power purchase agreement.

The partnership was closed on March 14, 2022, with the subscription of the shares of Potengi Holdings S.A. and partial capital contribution by BRF S.A. in the amount of R$60,060. From that date, BRF became owner of 50% of the capital stock and 24% of the economic rights of Potengi Holdings S.A., affiliated entity. On June 13, 2022, BRF S.A. made an additional capital contribution to the capital already subscribed, in the amount of R$6,805.

The operation of the park is scheduled to begin by 2024.

12.2.        Composition and the rollforward the investments

	Parent company		Consolidated
	06.30.22	12.31.21	06.30.22	12.31.21
Investments	13,296,419	13,269,365	73,866	6,520
Participation in subsidiaries	13,222,553	13,262,845	-	-
Participation in affiliates	73,866	6,520	73,866	6,520
Other investments	583	583	593	593
	13,297,002	13,269,948	74,459	7,113

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2022	47

The rollforward of the direct investments in subsidiaries and affiliates of the parent company during the six-month period is set forth below:

	Subsidiaries												Affiliates
	BRF Energia S.A.	BRF GmbH	Establec. Levino Zaccardi	BRF Pet S.A.	PSA Labor. Veter. Ltda	Hercosul International S.R.L.	Sadia Alimentos S.A.	Proud Food Lda	Sadia Uruguay S.A.	Sadia Chile S.A.	Eclipse Holding Cooperatief	VIP S.A. Empr. e Particip. Imob	Potengi Holdings S.A. (1)	PR-SAD Adm. Bem próprio S.A.	Total
															06.30.22
a) Participation as of June 30, 2022
% of participation	100.00%	100.00%	99.99%	100.00%	99.99%	1.00%	43.10%	10.00%	100.00%	60.00%	0.01%	100.00%	50.00%	33.33%
Total quantity of shares and quotas	7,176,530	1	9,918,875	2,087,898,669	5,463,850	200,000	594,576,682	150,000	2,352,881,073	3,027,987,368	10,000	14,249,459	184,199,688	-
Quantity of shares and quotas held	7,176,530	1	9,918,538	2,087,898,669	5,463,849	2,000	256,253,695	15,000	2,352,881,073	1,816,792,421	1	14,249,459	92,090,655	-
													-
b) Information as of June 30, 2022
Share capital	7,177	6,523	1,765	1,152,740	5,564	94,080	338,054	19,816	497,012	16,169	334,999	1,311	-	-
Shareholders' equity	625	11,996,909	55	1,118,886	8,354	66,130	4,251	91,519	91,519	(81,732)	(1,437)	2,440	-	-
Fair value of assets and liabilities acquired	-	-	-	-	-	150	-	-	-	-	-	-	-	-
Goodwill	-	-	-	-	-	317	-	-	-	-	-	-	-	-
Income (loss) for the period	28	(603,582)	50	(16,022)	233	269	912	273	(9,353)	(26,444)	(1,563)	90	-	-

c) Movements of investments
Beginning balance (12.31.21)	596	12,101,820	77	1,051,231	8,121	772	1,942	614	95,322	-	-	2,350	-	6,520	13,269,365
Result Movements
Income (loss)	28	(603,582)	50	(16,007)	233	297	(757)	27	(9,498)	(15,507)	-	90	80	-	(644,546)
Capital movements
Capital increase (reduction)	-	-	-	83,000	-	-	-	-	-	-	-	-	6,805	401	90,206
Capital transaction between subsidiaries	-	192,144	-	-	-	-	-	-	-	-	-	-	-	-	192,144
Acquisition (sale) of equity interest	-	-	-	-	-	-	-	-	-	-	-	-	60,060	-	60,060
Exchange rate variation on goodwill	-	-	-	-	-	32	-	-	-	-	-	-	-	-	32
Other
Other comprehensive income	-	357,475	(72)	662	-	27	647	165	5,695	4,789	-	-	-	-	369,388
Constitution (reversal) of provision for loss	-	-	-	-	-	-	-	-	-	10,718	-	-	-	-	10,718
Discontinued operations	-	(50,948)	-	-	-	-	-	-	-	-	-	-	-	-	(50,948)
Ending balance (06.30.22)	624	11,996,909	55	1,118,886	8,354	1,128	1,832	806	91,519	-	-	2,440	66,945	6,921	13,296,419
(1)	Economic participation of 24%.

On June 30, 2022, these subsidiaries and affiliates do not have any restriction to amortize their loans or advances to the Company.

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2022	48

13.	PROPERTY, PLANT AND EQUIPMENT

The rollforward of property, plant and equipment is set forth below:

	Parent company
	Average rate (1)	12.31.21	Additions	Disposals	Transfers (2)	06.30.22
Cost
Land		554,968	3,526	(59)	7,551	565,986
Buildings, facilities and improvements		10,436,213	353,368	(15,406)	235,951	11,010,126
Machinery and equipment		8,109,401	6,246	(112,701)	430,104	8,433,050
Furniture and fixtures		113,358	101	(634)	13,850	126,675
Vehicles		203,697	36	(1,188)	-	202,545
Construction in progress		1,096,575	680,460	-	(694,226)	1,082,809
Advances to suppliers		7,523	(2,383)	-	-	5,140
		20,521,735	1,041,354	(129,988)	(6,770)	21,426,331

Depreciation
Land (3)	20.97%	(20,305)	(3,458)	-	-	(23,763)
Buildings, facilities and improvements	9.48%	(4,188,543)	(310,622)	15,195	(228)	(4,484,198)
Machinery and equipment	6.34%	(4,420,596)	(250,640)	103,353	396	(4,567,487)
Furniture and fixtures	6.67%	(56,748)	(3,193)	524	(168)	(59,585)
Vehicles	28.04%	(112,332)	(28,202)	920	-	(139,614)
		(8,798,524)	(596,115)	119,992	-	(9,274,647)
		11,723,211	445,239	(9,996)	(6,770)	12,151,684
(1)	Weighted average annual rate.
(2)	Refers to the transfer of R$6,775 to intangible assets and R$15 from property, plant and equipment to goods on lending.
(3)	Land depreciation refers to right-of-use assets. The amount of R$1,867 of depreciation was recognized in the cost of formation of forests and will be realized in the result according to the depletion (note 18.1).

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2022	49

	Consolidated
	Average rate (1)	12.31.21	Additions	Disposals	Restatement by Hyperinflation	Transfers (2)	Exchange rate variation	06.30.22
Cost
Land		710,017	3,527	(193)	35,168	7,551	(14,086)	741,984
Buildings, facilities and improvements		11,294,650	401,140	(25,364)	57,556	242,635	(52,754)	11,917,863
Machinery and equipment		8,735,375	6,502	(117,407)	172,157	466,032	(68,273)	9,194,386
Furniture and fixtures		150,865	128	(1,967)	16,616	14,623	(5,001)	175,264
Vehicles		384,289	125,978	(1,188)	5,386	-	(8,998)	505,467
Construction in progress		1,144,725	735,472	(2,505)	10,042	(737,676)	(5,786)	1,144,272
Advances to suppliers		33,109	20,596	-	-	-	(5,359)	48,346
		22,453,030	1,293,343	(148,624)	296,925	(6,835)	(160,257)	23,727,582

Depreciation
Land (3)	15.34%	(36,788)	(7,122)	134	1,955	-	1,039	(40,782)
Buildings, facilities and improvements	8.20%	(4,494,435)	(368,880)	25,066	(9,137)	8,656	13,097	(4,825,633)
Machinery and equipment	6.83%	(4,612,648)	(278,384)	108,707	(63,860)	(10,404)	32,300	(4,824,289)
Furniture and fixtures	6.66%	(72,820)	(4,446)	1,118	(8,384)	(168)	2,223	(82,477)
Vehicles	27.89%	(195,477)	(67,328)	804	(2,842)	1,856	2,282	(260,705)
		(9,412,168)	(726,160)	135,829	(82,268)	(60)	50,941	(10,033,886)
		13,040,862	567,183	(12,795)	214,657	(6,895)	(109,316)	13,693,696
(1)	Weighted average annual rate.
(2)	Refers to the transfer of R$6,880 for intangible assets and R$15 from property, plant and equipment to goods on lending.
(3)	Land depreciation refers to right-of-use assets. The amount of R$1,867 of depreciation was recognized in the cost of formation of forests and will be realized in the result according to the depletion (note 18.1).

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2022	50

The amount of capitalized borrowing costs during the six-month period ended on June 30, 2022 was of R$47,655 in the parent company and R$51,684 in the consolidated (R$23,342 in the parent company and in the consolidated in the same period of the previous year) and during the three-month period ended on June 30, 2022 was of R$23,734 in the parent company and R$25,837 in the consolidated (R$13,159 in the parent company and in the consolidated in the same period of the previous year).

The weighted average rate used to determine the amount of borrowing costs subject to capitalization during the six-month period ended on June 30, 2022 was 8.79% p.a. in the parent company and 9.05% p.a. in the consolidated (6.97% p.a. in the parent company and in the consolidated in the same period of the previous year).

The book value of the property, plant and equipment items that are pledged as collateral for transactions of different natures are set forth below:

		Parent company		Consolidated
	Type of collateral	06.30.22	12.31.21	06.30.22	12.31.21
Land	Financial/Tax	91,270	150,420	91,270	150,420
Buildings, facilities and improvements	Financial/Tax	1,226,225	1,207,344	1,228,543	1,209,662
Machinery and equipment	Financial/Labor/Tax/Civil	1,327,641	1,280,116	1,328,665	1,284,033
Furniture and fixtures	Financial/Tax	15,085	14,960	15,085	14,960
Vehicles	Financial/Tax	218	276	218	276
		2,660,439	2,653,116	2,663,781	2,659,351

14.	INTANGIBLE ASSETS

The intangible assets rollforward is set forth below:

		Parent company
	Average rate (1)	12.31.21	Additions	Disposals	Transfers	06.30.22
Cost
Goodwill		1,783,655	-	-	-	1,783,655
Trademarks		1,152,885	-	-	-	1,152,885
Non-compete agreement		69,950	-	(58,648)	-	11,302
Outgrowers relationship		4,740	-	(249)	-	4,491
Patents		2,485	-	-	-	2,485
Software		726,021	-	(78,379)	118,223	765,865
Intangible in progress		71,072	130,316	-	(111,468)	89,920
		3,810,808	130,316	(137,276)	6,755	3,810,603

Amortization
Non-compete agreement	52.81%	(68,587)	(1,186)	58,648	-	(11,125)
Outgrowers relationship	25.14%	(4,425)	(82)	249	-	(4,258)
Patents	10.00%	(2,301)	(12)	-	-	(2,313)
Software	43.81%	(525,159)	(75,851)	65,329	-	(535,681)
		(600,472)	(77,131)	124,226	-	(553,377)
		3,210,336	53,185	(13,050)	6,755	3,257,226
(1)	Weighted average annual rate.

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2022	51

		Consolidated
	Average rate (1)	12.31.21	Additions	Disposals	Business combination (note 1.2)	Transfers	Restatement by Hyperinflation	Exchange rate variation	06.30.22
Cost
Goodwill		3,425,183	-	-	(4,026)	-	142,661	(91,832)	3,471,986
Trademarks		1,733,335	-	-	-	-	168,695	(27,150)	1,874,880
Non-compete agreement		110,208	-	(58,648)	-	-	-	(2,538)	49,022
Outgrowers relationship		4,740	-	(249)	-	-	-	-	4,491
Patents		3,518	-	-	-	-	1,130	(266)	4,382
Customer relationship		1,119,534	-	-	-	-	316,471	(106,297)	1,329,708
Software		770,399	2	(81,376)	-	140,619	15,093	(5,925)	838,812
Intangible in progress		98,716	134,672	-	-	(133,799)	150	(5,925)	93,814
		7,265,633	134,674	(140,273)	(4,026)	6,820	644,200	(239,933)	7,667,095

Amortization
Non-compete agreement	39.74%	(106,749)	(1,410)	58,648	-	-	-	2,537	(46,974)
Outgrowers relationship	25.14%	(4,425)	(82)	249	-	-	-	-	(4,258)
Patents	10.00%	(2,928)	(169)	-	-	-	(531)	156	(3,472)
Customer relationship	7.90%	(437,774)	(50,242)	-	-	-	(119,966)	43,430	(564,552)
Software	43.41%	(563,943)	(79,135)	68,352	-	60	(3,728)	4,208	(574,186)
		(1,115,819)	(131,038)	127,249	-	60	(124,225)	50,331	(1,193,442)
		6,149,814	3,636	(13,024)	(4,026)	6,880	519,975	(189,602)	6,473,653

(1)	Weighted average annual rate.

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2022	52

15.	LOANS AND BORROWINGS
	Parent company
	Charges (p.a.)	Average rate (1)	WAMT (2)	12.31.21	Borrowing	Amortization	Interest paid	Interest accrued	Exchange rate variation	06.30.22
Local currency
Working capital	Fixed	5.12% (5.14% on 12.31.21)	0.1	383,342	-	(26,909)	(970)	9,303	-	364,766
Certificate of agribusiness receivables (3)	IPCA	17.63% (16.57% on 12.31.21)	1.5	967,948	(242)	-	(86,620)	84,995	-	966,081
Export credit facility (4)	Fixed / CDI / FX USD	12.69% (10.99% on 12.31.21)	3.2	3,500,875	241,000	-	(122,103)	129,255	(134,919)	3,614,108
Debentures	CDI / IPCA	16.89% (15.54% on 12.31.21)	7.0	4,210,015	(234)	(70,000)	(127,468)	241,863	-	4,254,176

Fiscal incentives	Fixed	2.40% (2.40% on 12.31.21)	-	3,601	59,280	-	(361)	442	-	62,962

				9,065,781	299,804	(96,909)	(337,522)	465,858	(134,919)	9,262,093

Foreign currency
Bonds	Fixed / FX USD and EUR	5.10% (4.92% on 12.31.21)	14.2	12,764,287	-	(1,201,463)	(349,308)	322,103	(953,844)	10,581,775
Export credit facility	Fixed / LIBOR /FX USD	4.40% (3.06% on 12.31.21)	3.2	281,112	-	(142,015)	(3,582)	3,321	(6,429)	132,407
				13,045,399	-	(1,343,478)	(352,890)	325,424	(960,273)	10,714,182
				22,111,180	299,804	(1,440,387)	(690,412)	791,282	(1,095,192)	19,976,275

Current				2,790,926						2,434,565
Non-current				19,320,254						17,541,710

(1)	Weighted average annual rate.
(2)	Weighted average maturity in years.
(3)	The Certificates of Agribusiness Receivables (“CRA”) issued by the Company are backed by receivables of BRF S.A. from certain subsidiaries abroad.
(4)	On June 30, 2022, includes the amount of R$2,027,253 (R$2,160,061 on December 31, 2021) referring to an Export Credit Facility issued in Reais simultaneously and in connection with a foreign exchange rate swap, resulting essentially in a net cash flow in U.S. Dollars. As the transactions are inseparable, both are recorded together under Loans and Borrowings by their amortized cost.

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2022	53

	Consolidated
	Charges (p.a.)	Average rate (1)	WAMT (2)	12.31.21	Borrowing	Amortization	Interest paid	Interest accrued	Exchange rate variation	06.30.22
Local currency
Working capital	Fixed / CDI	5.23% (5.24% on 12.31.21)	0.2	406,962	-	(40,617)	(970)	9,562	(365)	374,572
Certificate of agribusiness receivables (3)	IPCA	17.63% (16.57% on 12.31.21)	1.5	967,948	(242)	-	(86,620)	84,995	-	966,081
Development bank credit lines	TJLP / TLP/ IPCA / FINAME	(3.12% on 12.31.21)	-	7,679	-	(6,328)	(1,472)	121	-	-
Debentures	CDI / IPCA	16.89% (15.54% on 12.31.21)	7.0	4,210,015	(234)	(70,000)	(127,469)	241,864	-	4,254,176
Export credit facility (4)	Fixed / CDI / FX USD	7.95% (10.87% on 12.31.21)	4.9	3,516,273	241,000	(15,706)	(122,103)	129,563	(134,919)	3,614,108

Fiscal incentives	Fixed	2.40% (2.40% on 12.31.21)	-	3,601	59,280	-	(361)	442	-	62,962
				9,112,478	299,804	(132,651)	(338,995)	466,547	(135,284)	9,271,899

Foreign currency
Bonds	Fixed / FX USD and EUR	4.95% (4.82% on 12.31.21)	12.2	15,544,012	-	(1,201,463)	(406,331)	379,415	(1,118,967)	13,196,666
Export credit facility	Fixed / LIBOR / FX USD	4.69% (3.43% on 12.31.21)	0.8	311,385	-	(157,435)	(4,176)	3,636	(10,328)	143,082
Advances for foreign exchange rate contracts	Fixed / FX USD	-	-	3,103	-	(2,766)	-	(53)	(284)	-
Working capital	Fixed / FX TRY and USD	18.28% (13.35% on 12.31.21)	1.3	485,052	236,291	(175,195)	(40,828)	33,870	(124,512)	414,678

				16,343,552	236,291	(1,536,859)	(451,335)	416,868	(1,254,091)	13,754,426
				25,456,030	536,095	(1,669,510)	(790,330)	883,415	(1,389,375)	23,026,325

Current				3,203,068						2,822,515
Non-current				22,252,962						20,203,810

(1)	Weighted average annual rate.
(2)	Weighted average maturity in years.
(3)	The Certificate of Agribusiness Receivable (“CRA”) issued by the Company are backed by receivables of BRF S.A. from certain subsidiaries abroad.
(4)	On June 30, 2022, includes the amount of R$2,027,253 (R$2,160,061 on December 31, 2021) referring to an Export Credit Facility issued in Reais simultaneously and in connection with a foreign exchange rate swap, resulting essentially in a net cash flow in U.S. Dollars. As the transactions are inseparable, both are recorded together under Loans and Borrowings by their amortized cost.

The maturity schedule of the loans and borrowings is presented on note 24.3.

On June 30, 2022 and on December 31, 2021 the Company did not have any financial covenant clauses related to its loans and borrowings agreements.

In the ordinary course of business, the Company from time to time may consider repurchasing any of its Senior Unsecured Notes (Bonds), subject market conditions, as alternative for improving the cost of capital and for better equalization of the foreign exchange balances and of the indebtedness profile. Such repurchases may be carried out in different ways, including open market transactions. Subject to compliance with applicable laws, any such transaction may be carried out at any time, and the Company has no obligation to acquire any particular amount of Bonds.

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2022	54

15.1.        Revolving credit facility

With the purpose of maintaining a prudential and sustainable short-term liquidity position, in line with the adoption of measures to extend its average debt maturity and reduce the cost of debt, on December 27, 2019, the Company retained from Banco do Brasil a revolving credit facility up to the limit of R$1,500,000 for a period of three years. On October 28, 2020 the Company retained an additional revolving credit facility before Banco do Brasil, up to the limit of R$1,500,000, for the next three years. The referenced credit facilities can be withdrawn totally or partially, at the Company’s will, whenever necessary. As of June 30, 2022, the credit facilities were available, but unused.

15.2.        Guarantees

	Parent company		Consolidated
	06.30.22	12.31.21	06.30.22	12.31.21
Total loans and borrowings	19,976,275	22,111,180	23,026,325	25,456,030
Mortgage guarantees	62,962	3,601	62,962	20,343
Related to FINAME	-	-	-	16,742
Related to tax incentives and other	62,962	3,601	62,962	3,601

On June 30, 2022, the amount of bank guarantees contracted by the Company was of R$486,825 (R$478,468 as of December 31, 2021) which were offered mainly in litigations involving the Company’s use of tax credits. These guarantees have an average cost of 1.94% p.a. (1.93% p.a. as of December 31, 2021).

16.	TRADE ACCOUNTS PAYABLE
	Parent company		Consolidated
	06.30.22	12.31.21	06.30.22	12.31.21
Trade accounts payable
Domestic market
Third parties	9,523,392	9,687,524	9,654,191	9,812,778
Related parties	4,638	26,106	-	-
Foreign market
Third parties	1,144,020	850,441	2,484,701	2,019,824
Related parties	204,390	-	-	-
	10,876,440	10,564,071	12,138,892	11,832,602

(-) Adjustment to present value	(183,910)	(114,599)	(186,221)	(117,978)
	10,692,530	10,449,472	11,952,671	11,714,624

Current	10,681,237	10,440,754	11,941,378	11,701,996
Non-current	11,293	8,718	11,293	12,628

Within the trade accounts payable balance as of June 30, 2022, R$3,805,059 in the parent company and R$4,047,400 in the consolidated (R$3,754,104 in the parent company and R$3,905,827 in the consolidated as of December 31, 2021) correspond to supply chain finance transactions in which there were no changes in the payment terms and prices negotiated with the suppliers.

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2022	55

17.	SUPPLY CHAIN FINANCE
Parent company and Consolidated
	06.30.22	12.31.21
Supply chain finance
Domestic market	1,066,552	1,971,441
Foreign market	158,401	293,732
	1,224,953	2,265,173

(-) Adjustment to present value	(23,790)	(27,198)
	1,201,163	2,237,975

The Company has agreements with several financial institutions that allow the suppliers to anticipate their receivables. The suppliers may choose whether to participate and if so, with which institution. The anticipation allows the suppliers to better manage their cash flow needs. This flexibility allows the Company to intensify its commercial relations with the network of suppliers by potentially leveraging benefits such as preference for supply in case of restricted supply, better price conditions and/or more flexible payment terms, among others, without identifiable changes in other commercial conditions. The operations presented in this line item are the ones in which there were changes in the payment terms and prices negotiated with the suppliers.

On June 30, 2022, the discount rates applied to the supply chain finance transactions agreed between our suppliers and the financial institutions in the domestic market were set between 1.03% and 1.31% p.m. (0.67% to 1.02% p.m. on December 31, 2021).

On June 30, 2022, the discount rates applied to the supply chain finance transactions agreed between our suppliers and the financial institutions in the external market were set between 0.23% and 0.61% p.m. (0.19% to 0.39% p.m. on December 31, 2021).

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2022	56

18.	LEASES

The Company is lessee in several lease agreements for forest lands, offices, distribution centers, outgrowers, vehicles, among others. Some contracts have a renewal option for an additional period at the end of the agreement, established by contractual amendments. Automatic renewals or renewals for undetermined periods are not allowed.

The contract clauses mentioned, with respect to renewal, readjustment and purchase option, are contracted according to market practices. In addition, there are no clauses of contingent payments or restrictions on dividends distribution, payments of interest on shareholders’ equity or obtaining debt.

18.1.        Right-of-use assets

The right-of-use assets as set forth below are part of the balances of property, plant and equipment and intangible assets (notes 13 and 14).

	Parent company
	Average rate (1)	12.31.21	Additions	Disposals	06.30.22
Cost
Land		47,514	-	-	47,514
Buildings		2,912,644	353,322	(6,511)	3,259,455
Machinery and equipment		111,979	4,412	(73,899)	42,492
Vehicles		196,249	-	(999)	195,250
Software		79,732	-	(67,428)	12,304
		3,348,118	357,734	(148,837)	3,557,015

Depreciation
Land	15.66%	(19,958)	(3,420)	-	(23,378)
Buildings	25.25%	(1,183,829)	(199,744)	6,534	(1,377,039)
Machinery and equipment	38.86%	(72,335)	(21,269)	73,801	(19,803)
Vehicles	28.56%	(106,405)	(27,928)	730	(133,603)
Software	61.25%	(61,193)	(3,085)	54,377	(9,901)
		(1,443,720)	(255,446)	135,442	(1,563,724)
		1,904,398	102,288	(13,395)	1,993,291

(1)	Weighted average annual rate.

	Consolidated
	Average rate (1)	12.31.21	Additions	Disposals	Restatement by Hyperinflation	Exchange rate variation	06.30.22
Cost
Land		145,394	-	(134)	2,677	(6,547)	141,390
Buildings		3,223,625	398,984	(16,616)	14,497	(19,079)	3,601,411
Machinery and equipment		117,412	4,412	(73,921)	663	(225)	48,341
Vehicles		369,979	125,808	(999)	4,863	(10,232)	489,419
Software		79,731	-	(67,428)	-	-	12,303
		3,936,141	529,204	(159,098)	22,700	(36,083)	4,292,864

Depreciation
Land	8.90%	(36,439)	(7,083)	134	1,955	1,039	(40,394)
Buildings	18.89%	(1,383,968)	(249,433)	16,571	(375)	11,866	(1,605,339)
Machinery and equipment	31.43%	(73,385)	(22,275)	73,823	(215)	(542)	(22,594)
Vehicles	30.44%	(189,817)	(65,108)	730	(2,427)	4,307	(252,315)
Software	61.49%	(61,193)	(3,085)	54,377	-	-	(9,901)
		(1,744,802)	(346,984)	145,635	(1,062)	16,670	(1,930,543)
		2,191,339	182,220	(13,463)	21,638	(19,413)	2,362,321

(1)	Weighted average annual rate.

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2022	57

18.2.	Lease liabilities
	Parent company
	WAM (1)	12.31.21	Additions	Payments	Interest paid	Interest accrued	Disposals	06.30.22
Land	6.7	32,693	-	(2,738)	(1,889)	1,888	(10)	29,944
Buildings	7.8	1,977,283	361,419	(173,014)	(42,314)	82,957	(4,339)	2,201,992
Machinery and equipment	3.9	40,220	4,412	(21,237)	(1,333)	1,333	(10)	23,385
Vehicles	2.3	98,460	-	(29,409)	(3,536)	3,536	(289)	68,762
Software	2.3	19,667	-	(3,178)	(183)	183	(13,962)	2,527

		2,168,323	365,831	(229,576)	(49,255)	89,897	(18,610)	2,326,610

Current		364,470						405,547
Non-current		1,803,853						1,921,063

(1)	Weighted average maturity in years.

	Consolidated
	WAM (1)	12.31.21	Additions	Payments	Interest paid	Interest accrued	Disposals	Exchange rate variation	06.30.22
Land	8.2	126,293	-	(3,674)	(4,886)	4,885	(10)	(6,191)	116,417
Buildings	1.7	2,095,375	407,081	(218,473)	(45,887)	86,529	(4,339)	(7,021)	2,313,265
Machinery and equipment	1.3	45,218	4,412	(21,993)	(1,520)	1,520	(10)	(709)	26,918
Vehicles	1.7	192,694	125,808	(62,198)	(6,970)	6,970	(289)	(6,066)	249,949
Software	2.3	19,666	-	(3,178)	(183)	184	(13,962)	-	2,527
		2,479,246	537,301	(309,516)	(59,446)	100,088	(18,610)	(19,987)	2,709,076

Current		471,956							542,341
Non-current		2,007,290							2,166,735

(1)	Weighted average maturity in years.

18.3.	Lease liabilities maturity schedule

The maturity schedule of the minimum required future payments is presented below:

	Parent company	Consolidated
	06.30.22	06.30.22
Current	405,547	542,341
Non-current	1,921,063	2,166,735
April to december 2023	223,192	283,194
2024	392,925	455,710
2025	320,778	360,436
2026	230,499	240,275
2027 onwards	753,669	827,120
	2,326,610	2,709,076

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2022	58

18.4.	Incremental borrowing rate

The Company uses nominal incremental borrowing rates to measure its lease liabilities. The nominal and real interest rates are presented below:

	06.30.22		12.31.21
Contract Terms	Nominal rate % p.a.	Real rate % p.a.	Nominal rate % p.a.	Real rate % p.a.
1 year	-	-	5.34%	0.86%
2 years	-	-	5.24%	1.02%
3 years	12.99%	6.34%	6.83%	2.60%
4 years	12.41%	6.69%	8.49%	4.41%
5 years	-	-	9.69%	4.85%
6 years	-	-	10.61%	5.15%
7 years	-	-	11.18%	10.56%
12 years	-	-	9.85%	5.55%
16 years	-	-	12.44%	6.70%
17 years	12.29%	6.63%	13.12%	6.77%
18 years	-	-	13.01%	6.70%
20 years	-	-	12.95%	7.07%

The nominal rates presented above as of June 30, 2022 refer to the incremental borrowing rates used in contracts recognized in the first quarter of 2022 and the rates as of December 31, 2021 refer to the rates used in contracts recognized during the year ended December 31, 2021.

18.5.	Amounts recognized in the statement of income

The amounts directly recognized in the statement of income presented below relate to items exempt of recognition: low-value assets, short-term leases and leases with variable payments.

Parent Company			Consolidated
	2022		2022
	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun
Variable payments not included in the lease liabilities	16,376	29,546	54,812	107,728
Expenses related to short-term leases	13,655	27,627	33,353	65,820
Expenses related to low-value assets	2,504	4,294	2,523	4,331
	32,535	61,467	90,688	177,879

18.6.	Sale-and-leaseback transactions

During the six-month period ended June 30, 2022, the conditions for ownership transference of a feed factory in Francisco Beltrão, previously owned by the Company, were concluded. The transaction was classified as a sale-and-leaseback. The right-of use asset and lease liability was recognized and are presented in the additions of the Buildings class, with the following amounts: right-of-use asset of R$2,945 and lease liability of R$11,042. A gain was recognized under Other Operating Income in the amount of R$5,521.

19.	SHARE-BASED PAYMENT

The rules for the restricted shares plans granted to executives were disclosed in the financial statements for the year ended December 31, 2021 (note 19).

The breakdown of the outstanding shares granted is set forth as follows:

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2022	59

Date		Quantity		Grant (1)
Grant	Vesting date	Shares granted	Outstanding shares	Fair value of the shares

07.01.19	07.01.22	1,141,353	128,288	30.61
06.01.20	06.01.23	3,571,736	979,714	21.28
07.01.21	07.01.24	2,883,737	2,438,464	28.58
		7,596,826	3,546,466

(1)	Amounts expressed in Brazilian Reais.

The rollforward of the granted options and shares for the six-month period ended on June 30, 2022, is presented as follows:

Consolidated

Outstanding options/stocks as of December 31, 2021	5,395,519
Exercised / Delivered:
Restricted stocks – grant of June, 2020	(317,386)
Restricted stocks – grant of July, 2019	(83,175)
Restricted stocks – grant of June, 2019	(107,309)
Forfeiture (1) :
Restricted stocks – grant of July, 2021	(243,505)
Restricted stocks – grant of June, 2020	(883,754)
Restricted stocks – grant of September, 2019	(22,867)
Restricted stocks - grant of July, 2019	(108,854)
Restricted stocks – grant of June, 2019	(82,203)
Outstanding options/stocks as of June 30, 2022	3,546,466

(1)	The forfeitures are related to the resignation of eligible executive before the end of the vesting period.

The Company has registered under shareholders’ equity, the fair value of share-based compensation plans in the amount of R$202,169 (R$205,949 as of December 31, 2021) and in the amount of R$23,530 under non-current liabilities (R$11,816 as of December 31, 2021). In the statement of income for the six-month period ended on June 30, 2022 the amount recognized as expense was R$27,772 in the parent company and R$30,996 in the consolidated (R$19,378 in the parent company and R$27,325 in the consolidated in the same period of the previous year and) and for the three-month period ended on June 30, 2022 the amount recognized as expense was R$2,314 in the parent company and R$909 in the consolidated (R$931 in the parent company and R$7,016 in the consolidated in the same period of the previous year and).

20.	EMPLOYEES BENEFITS PLANS

The Company offers pension and other post-employment plans to the employees. The characteristics of such benefits were disclosed in the annual financial statements for the year ended on December 31, 2021 (note 20) and have not been changed during the following periods. The actuarial liabilities are presented below:

	Parent company		Consolidated
	Liabilities		Liabilities
	06.30.22	12.31.21	06.30.22	12.31.21
Medical assistance	201,859	193,545	201,859	195,345
F.G.T.S. Penalty (1)	55,917	53,881	55,917	53,881
Award for length of service	102,473	98,474	102,473	98,474
Other	59,742	57,553	198,229	204,885
	419,991	403,453	558,478	552,585

Current	42,097	42,097	53,136	54,354
Non-current	377,894	361,356	505,342	498,231

(1)	FGTS – Government Severance Indemnity Fund for Employees

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2022	60

The Company estimated costs for pension and post-employment plans for the year of 2022, according to an appraisal report prepared in 2021 by an actuarial expert and recorded in the statement of income for the six month period ended on June 30, 2022 against other comprehensive income a gain of R$14,596 in the parent company and R$20,232 in consolidated, net of taxes (R$8,099 in the parent company and R$8,035 in consolidated in the same period of the previous year) and for the three-month period ended on June 30, 2022 R$10,843 in the parent company and R$16,559 in consolidated (R$4,199 in the parent company and R$4,181 in consolidated in the same period of the previous year).

21.	PROVISION FOR TAX, CIVIL AND LABOR RISKS

The Company and its subsidiaries are involved in certain legal matters arising in the normal course of business, which include civil, tax, social security, labor, commercial and other processes.

Company’s Management believes that, based on the elements existing at the base date of these interim financial information, the provision for tax, civil, labor, commercial and other risks, is sufficient to cover eventual losses with administrative and legal proceedings, as set forth below.

The rollforward of the provisions for tax, labor, civil, commercial and other risks classified as with probable loss, and contingent liabilities is presented below:

	Parent company
					06.30.22
	Tax	Labor	Civil, commercial and other	Contingent liabilities (1)	Total
Beginning balance	397,067	624,258	354,531	97,859	1,473,715
Additions	66,720	171,593	28,726	-	267,039
Reversals	(13,505)	(101,254)	(17,015)	(503)	(132,277)
Payments	(55,194)	(117,616)	(16,538)	-	(189,348)
Interest	23,773	79,303	33,263	-	136,339
Ending balance	418,861	656,284	382,967	97,356	1,555,468

Current					940,773
Non-current					614,695

(1)	Contingent liabilities recognized at fair value as of the acquisition date, arising from the business combination with Sadia.

	Consolidated
					06.30.22
	Tax	Labor	Civil, commercial and other	Contingent liabilities (1)	Total
Beginning balance	400,101	628,767	357,013	131,751	1,517,632
Additions	66,720	172,779	28,859	-	268,358
Reversals	(13,506)	(101,300)	(17,044)	(504)	(132,354)
Payments	(55,194)	(117,616)	(16,538)	-	(189,348)
Interest	23,932	79,379	33,400	-	136,711
Exchange rate variation	(28)	(744)	(50)	-	(822)
Ending balance	422,025	661,265	385,640	131,247	1,600,177

Current					943,949
Non-current					656,228

(1)	Contingent liabilities recognized at fair value as of the acquisition date, arising from the business combination with Sadia, Hercosul and Mogiana.

The Company is involved in contingencies for which losses are possible, in accordance with the assessment prepared by Management with support from legal advisors. Such contingencies have the same characteristics of those disclosed on December 31, 2021 financial statements and on June 30, 2022, had balances of, R$1,988,751 (R$1,679,407 as of December 31, 2021) for civil risks, R$ 280,483 (R$338,999 as of December 31, 2021) for labor risks and R$13,245,195 (R$12,499,764 as of December 31, 2021) for tax risks, of which solely the ones arising from the business combination with Sadia, Hercosul and Mogiana are provisioned, measured by the estimated fair value at the business combination date: R$131,247 (R$131,751 as of December 31, 2021).

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2022	61

22.	EQUITY

22.1.        Capital stock

On January 17, 2022 an Extraordinary General Shareholders’ Meeting was held and approved the amendment to the limit of authorization for capital increase, regardless of statutory reform, which was set to 1,325,000,000 ordinary shares. On the same occasion, the capital increase of the Company was also approved, through public offering of up to 325,000,000 new ordinary shares.

The pricing of the public offering of shares was on February 1, 2022 and the Board of Directors approved the offering of 270,000,000 shares at the price of R$20.00 (twenty Brazilian Reais), in a total amount of R$5,400,000. From this amount, R$500,000 were allocated to the capital stock and the remaining was allocated to the formation of a capital reserve. The settlement of the offering was on February 4, 2022 and incurred expenses of R$122,671.

On June 30, 2022, the subscribed and paid capital of the Company was R$13,053,418, which is composed of 1,082,473,246 common book-entry shares with no par value. The value of the capital stock is net of the public offering expenses of R$215,618, made on July 22, 2009 and February 4, 2022.

22.1.1.	Breakdown of capital stock by nature
Parent company
	06.30.22	12.31.21
Common shares	1,082,473,246	812,473,246
Treasury shares	(4,545,683)	(5,053,554)
Outstanding shares	1,077,927,563	807,419,692

22.1.2.	Rollforward of outstanding shares

Parent company
Quantity of outstanding of shares
06.30.22
Shares at the beginning of the period	807,419,692
Issue of shares on 02.01.22	270,000,000
Delivery of restricted shares	507,871
Shares at the end of the period	1,077,927,563

22.2.        Capital reserves and Other equity transactions

The capital reserves contemplate only the balances related with results on the sale and exchange of stocks, in compatibility with the Law 6.404/1976 (“Lei das S.A”) – Brazilian Corporate Law.

Parent company and Consolidated
	06.30.22	12.31.21
Capital reserves	2,338,476	141,834
Other equity transactions	(71,312)	(67,531)
Share-based payments	202,168	205,949
Acquisition of non-controlling interest	(273,260)	(273,260)
Capital transactions with controlled entities	(220)	(220)
	2,267,164	74,303

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2022	62

22.3.        Absorption of accumulated losses

On January 31, 2022 the Company offset accumulated losses with capital reserves, as provided in Law 6.404/1976 ("Lei das S.A") - Brazilian Corporate Law in the amount of R$2,703,358.

22.4.        Treasury shares

The Company has 4,545,683 shares held in treasury, with an average cost of R$25.19 (twenty-five Brazilian Reais and nineteen cents) per share and corresponding market value of R$61,776.

Parent company
Quantity of outstanding of shares
06.30.22
Shares at the beggining of the period	5,053,554
Delivery of restricted shares	(507,871)
Shares at the end of the period	4,545,683

The Company has share buyback program, approved on September 30, 2021 up to the limit of 3,696,858 common shares, with an 18-month term. Up to June 30, 2022, the Company repurchased 1.232.300 common shares at the cost of R$27,721 under the Restricted Shares Plan.

23.	EARNINGS (LOSS) PER SHARE
	Continued operations
		2022		2021
	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun
Basic numerator
Net earnings (loss) for the period attributable to controlling shareholders	(542,751)	(2,080,659)	(202,856)	(178,414)
Basic denominator
Common shares	1,082,473,246	1,082,473,246	812,473,246	812,473,246
Weighted average number of outstanding shares - basic (except treasury shares)	1,077,638,897	1,026,529,295	807,934,252	807,820,708
Net earnings (loss) per share basic - R$	(0.50)	(2.03)	(0.25)	(0.22)

Diluted numerator
Net earnings (loss) for the period attributable to controlling shareholders	(542,751)	(2,080,659)	(202,856)	(178,414)

Diluted denominator
Weighted average number of outstanding shares - basic (except treasury shares)	1,077,638,897	1,026,529,295	807,934,252	807,820,708
Number of potential shares	-	-	-	-
Weighted average number of outstanding shares - diluted	1,077,638,897	1,026,529,295	807,934,252	807,820,708
Net earnings (loss) per share diluted - R$	(0.50)	(2.03)	(0.25)	(0.22)

	Discontinued operations
		2022		2021
	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun
Basic numerator
Net earnings (loss) for the period attributable to controlling shareholders	(16,408)	(50,948)	(41,286)	(41,286)
Basic denominator
Common shares	1,082,473,246	1,082,473,246	812,473,246	812,473,246
Weighted average number of outstanding shares - basic (except treasury shares)	1,077,638,897	1,026,529,295	807,934,252	807,820,708
Net earnings (loss) per share basic - R$	(0.02)	(0.05)	(0.05)	(0.05)

Diluted numerator
Net earnings (loss) for the period attributable to controlling shareholders	(16,408)	(50,948)	(41,286)	(41,286)

Diluted denominator
Weighted average number of outstanding shares - basic (except treasury shares)	1,077,638,897	1,026,529,295	807,934,252	807,820,708
Number of potential shares	-	-	-	-
Weighted average number of outstanding shares - diluted	1,077,638,897	1,026,529,295	807,934,252	807,820,708
Net earnings (loss) per share diluted - R$	(0.02)	(0.05)	(0.05)	(0.05)

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2022	63

	Continued and discontinued operations
		2022		2021
	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun
Basic numerator
Net earnings (loss) for the period attributable to controlling shareholders	(559,159)	(2,131,607)	(244,142)	(219,700)
Basic denominator
Common shares	1,082,473,246	1,082,473,246	812,473,246	812,473,246
Weighted average number of outstanding shares - basic (except treasury shares)	1,077,638,897	1,026,529,295	807,934,252	807,820,708
Net earnings (loss) per share basic - R$	(0.52)	(2.08)	(0.30)	(0.27)

Diluted numerator
Net earnings (loss) for the period attributable to controlling shareholders	(559,159)	(2,131,607)	(244,142)	(219,700)

Diluted denominator
Weighted average number of outstanding shares - basic (except treasury shares)	1,077,638,897	1,026,529,295	807,934,252	807,820,708
Number of potential shares	-	-	-	-
Weighted average number of outstanding shares - diluted	1,077,638,897	1,026,529,295	807,934,252	807,820,708
Net earnings (loss) per share diluted - R$	(0.52)	(2.08)	(0.30)	(0.27)

24.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

24.1.        Overview

In the ordinary course of business, the Company is exposed to credit, liquidity and market risks, which are actively managed in compliance with the Financial Risk Management Policy (“Risk Policy”) and internal guidelines and strategic documents subject to such policy, executing the formal designation of its hedge accounting relations. The Risk Policy was approved by the Board of Directors on December 16, 2021, is valid for one year and is available at the Company’s website. The Company’s risk management strategies, objectives and governance are disclosed in the financial statements for the year ended on December 31, 2021.

24.2.        Credit risk management

The Company is exposed to the credit risk related to the financial assets held: trade and non-trade accounts receivable, marketable securities, derivative instruments and cash and equivalents. The Company’s credit risk exposure can be assessed in notes 4, 5 and 6.

On June 30, 2022, the Company held financial investments over R$100,000 at the following financial institutions: Banco Bradesco, Banco do Brasil, Banco BNP Paribas, Banco BTG Pactual, Banco Itaú, Banco Pan, Banco Safra, Banco Santander, Banco Votorantim, Banco XP, Caixa Econômica Federal, Citibank, HSBC, Banco Inter, J.P. Morgan Chase Bank and Standard Bank.

The Company also held derivative contracts with the following financial institutions: Banco Bradesco, Banco Itaú, Banco Santander, Banco Votorantim, Bank of America Merrill Lynch, Banco BTG Pactual, Banco XP, Citibank, Goldman Sachs, J.P. Morgan Chase Bank, Morgan Stanley, Rabobank and T. Garanti Bankasi A.Ş.

24.3.        Capital management and liquidity risk

On June 30, 2022, the non-current consolidated gross debt, as presented below, represented 87.55% (86.78% as of December 31, 2021) of the total gross debt, which has an average term of nine years.

The Company monitors the gross debt and net debt as set forth below:

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2022	64

	Consolidated
	06.30.22			12.31.21
	Current	Non-current	Total	Total
Foreign currency loans and borrowings	(1,894,129)	(11,860,297)	(13,754,426)	(16,343,552)
Local currency loans and borrowings	(928,386)	(8,343,513)	(9,271,899)	(9,112,478)
Derivative financial instruments, net	(49,747)	13,618	(36,129)	(223,949)
Gross debt	(2,872,262)	(20,190,192)	(23,062,454)	(25,679,979)

Cash and cash equivalents	7,887,641	-	7,887,641	7,528,820
Marketable securities	378,380	505,034	883,414	794,268
Restricted cash	-	25,874	25,874	24,964
	8,266,021	530,908	8,796,929	8,348,052
Net debt	5,393,759	(19,659,284)	(14,265,525)	(17,331,927)

The table below summarizes the significant commitments and contractual obligations that may impact the Company’s liquidity:
	Parent company
	06.30.22
	Book value	Contractual cash flow	Up to 12 months	Jul - Dec 2023	2024	2025	2026	2027 onwards
Non derivative financial liabilities
Loans and borrowings	19,976,275	31,511,941	3,223,395	1,890,732	2,816,824	2,043,286	1,492,281	20,045,423
Principal		20,167,866	2,106,715	1,303,902	1,881,287	1,191,524	721,524	12,962,914
Interest		11,344,075	1,116,680	586,830	935,537	851,762	770,757	7,082,509
Trade accounts payable	10,692,530	10,876,440	10,865,147	4,831	4,001	1,284	1,177	-
Supply chain finance	1,201,163	1,224,953	1,224,953	-	-	-	-	-
Lease liabilities	2,326,610	2,943,639	433,327	246,513	463,709	404,497	310,566	1,085,027
Derivative financial liabilities
Financial instruments designated as cash flow hedge
Interest rate derivatives	23,330	23,330	-	-	-	-	-	23,330
Currency derivatives	83,922	83,922	82,816	1,106	-	-	-	-
Commodities derivatives	52,365	52,365	52,365	-	-	-	-	-
Financial instruments not designated as cash flow hedge
Currency derivatives	2,890	2,890	2,890	-	-	-	-	-

	Consolidated
	06.30.22
	Book value	Contractual cash flow	Up to 12 months	Jul - Dec 2023	2024	2025	2026	2027 onwards
Non derivative financial liabilities
Loans and borrowings	23,026,325	35,071,210	3,694,379	1,964,041	2,949,607	2,174,205	4,236,593	20,052,385
Principal		23,151,630	2,417,146	1,316,482	1,894,291	1,204,528	3,349,767	12,969,416
Interest		11,919,580	1,277,233	647,559	1,055,316	969,677	886,826	7,082,969
Trade accounts payable	11,952,671	12,138,892	12,127,599	4,831	4,001	1,284	1,177	-
Supply chain finance	1,201,163	1,224,953	1,224,953	-	-	-	-	-
Lease liabilities	2,709,076	3,399,095	579,491	312,785	537,805	454,505	323,738	1,190,771
Derivative financial liabilities
Financial instruments designated as cash flow hedge
Interest rate derivatives	23,330	23,330	-	-	-	-	-	23,330
Currency derivatives	83,922	83,922	82,816	1,106	-	-	-	-
Commodities derivatives	52,365	52,365	52,365	-	-	-	-	-
Financial instruments not designated as cash flow hedge
Currency derivatives	5,469	5,469	5,469	-	-	-	-	-

The Company does not expect that the cash outflows to fulfill the obligations shown above will be significantly anticipated by factors unrelated to its best interests, or have its value substantially modified outside the normal course of business.

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2022	65

24.4.        Market risk management

24.4.1.	Interest rate risk

The Company’s exposure to interest rates is set forth below:

Consolidated
				06.30.22
	Notional
Index	Assets	Liabilities	Derivative financial instruments	Exposure, Net
Fixed
Fixed Reais	132,270	(422,583)	(6,140,918)	(6,431,231)
Fixed U.S. Dollars (USD)	3,890,932	(16,613,695)	8,172,957	(4,549,806)
Fixed Turkish Liras (TRY)	34,015	(518,526)	(172,854)	(657,365)
Fixed Euros (EUR)	50,656	-	477,305	527,961
Fixed Other	579,878	-	(96,501)	483,377
Floating
Floating IPCA Reais	-	(4,331,732)	3,600,000	(731,732)
Floating CDI Reais	4,109,177	(43,312)	(5,839,989)	(1,774,124)
Floating Libor U.S. Dollars (USD)	-	(130,950)	-	(130,950)
	8,796,928	(22,060,798)	-	(13,263,870)
Interest and fair value adjustment of derivatives	-	(965,526)	(36,129)	(1,001,655)
Total	8,796,928	(23,026,324)	(36,129)	(14,265,525)

The derivative financial instruments used to hedge the exposure to interest rates as of June 30, 2022 are presented in the table below:

06.30.22
							Fair value (R$)
Fair value hedge - Derivative instruments	Hedged Object	Maturity	Asset	Liability	Notional		Instrument	Object (1)
Parent company and Consolidated
Interest rate swap	Debenture - 1st Issue - 3rd series - IPCA + 5.50% p.a.	2nd Qtr. 2026	IPCA + 5.50% p.a.	CDI + 0.29% p.a.	400,000	BRL	12,585	2,026
Interest rate swap	Debenture - 2nd Issue - 1st series - IPCA + 5.30% p.a.	3rd Qtr. 2027	IPCA + 5.30% p.a.	CDI + 2.16% p.a.	705,000	BRL	8,419	63,255
Interest rate swap	Debenture - 2nd Issue - 2nd series - IPCA + 5.60% p.a.	3rd Qtr. 2030	IPCA + 5.60% p.a.	CDI + 2.29% p.a.	1,495,000	BRL	(25,060)	165,871
Interest rate swap	Debenture - 3rd Issue - single series - IPCA + 4.78% p.a.	2nd Qtr. 2031	IPCA + 4.78% p.a.	CDI + 0.12% p.a.	1,000,000	BRL	12,185	51,569
					3,600,000		8,129	282,721

(1)	Corresponds to the accumulated amount of fair value hedge adjustments on the hedged items, included in the carrying amount of the debentures.
24.4.2.	Foreign exchange risk

i. Statement of financial position exposure

Assets and liabilities denominated in foreign currency for which the exchange variations are recognized in the Financial Results are as follows, summarized in Brazilian Reais:

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2022	66

	Consolidated
	06.30.22	12.31.21
Cash and cash equivalents	3,342,152	2,064,631
Trade accounts receivable	6,000,059	6,377,104
Trade accounts payable	(1,461,602)	(1,221,354)
Loans and borrowings	(14,199,373)	(16,726,412)
Other assets and liabilities, net	85,875	49,732
Exposure of assets and liabilities in foreign currencies	(6,232,889)	(9,456,299)
Derivative financial instruments (hedge)	6,140,917	8,454,971
Exposure in result, net	(91,972)	(1,001,328)

The net P&L exposure is mainly composed of the following currencies:

Net P&L Exposure	06.30.22	12.31.21
Argentinian Peso (ARS)	(4,794)	(5,783)
Angolan kwanza (AOA)	378,429	318,660
Euros (EUR)	5,026	33,381
Yen (JPY)	(10,305)	77,178
Turkish Liras (TRY)	88,083	266,541
U.S. Dollars (USD)	(548,411)	(1,691,305)
Total	(91,972)	(1,001,328)

The Company is exposed to other currencies, which have been grouped in the currencies above due to its high correlation or for not being individually significant.

The Company holds more financial liabilities in foreign currencies than assets and, therefore, holds derivative financial instruments to reduce such exposure. The derivative financial instruments acquired to hedge the foreign currency statement of financial position exposure on June 30, 2022 and are set forth below:

06.30.22
Derivative instruments not designated	Asset	Liability	Maturity	Notional		Exercise rate	Fair value (R$)
Parent company
Non-deliverable forward	EUR	BRL	3rd Qtr. 2022	EUR	100,000	5.5861	(2,890)
Non-deliverable forward	USD	BRL	3rd Qtr. 2022	USD	441,895	5.3057	1,214
Futures - B3	USD	BRL	3rd Qtr. 2022	USD	191,750	5.2682	4,709
							3,033

Subsidiaries
Non-deliverable forward	EUR	JPY	3rd Qtr. 2022	EUR	17,439	143.3539	(640)
Non-deliverable forward	USD	EUR	3rd Qtr. 2022	EUR	30,026	1.0658	1,749
Non-deliverable forward	USD	TRY	3rd Qtr. 2022	USD	33,000	17.3340	(1,939)
Total Consolidated							2,203

06.30.22
							Fair value (R$)
Fair value hedge - Derivative instruments	Hedged Object	Maturity	Asset	Liability	Notional		Instrument	Object (1)
Parent company and Consolidated
FX and interest rate swap	BRF SA BRFSBZ 3.95	2nd Qtr. 2023	FX + 3,95% p.a.	98.77% CDI	234,033	USD	20,095	11,098
FX and interest rate swap	BRF SA BRFSBZ 4 3/4	3rd Qtr. 2024	FX + 4,75% p.a.	104.58% CDI	200,000	USD	6,395	4,926
					434,033		26,490	16,024

(1)	Corresponds to the accumulated amount of fair value hedge adjustments on the hedged items, included in the carrying amount of the senior unsecured notes.

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2022	67

ii.	Operating income exposure

The Company has more sales in foreign currency than expenditures and, therefore, holds derivative financial instruments to reduce such exposure. The derivative financial instruments designated as cash flow hedges for foreing exchange operating income exposure on June 30, 2022 are set forth below:

06.30.22
Cash flow hedge - Derivative instruments	Hedged object	Asset	Liability	Maturity	Notional		Designation rate	Fair value
Parent company and consolidated
Non-deliverable forward	USD Exports	BRL	USD	3rd Qtr. 2022	USD	350,500	5.0672	(71,427)
Non-deliverable forward	USD Exports	BRL	USD	4th Qtr. 2022	USD	24,000	5.1431	(5,259)
								(76,686)

iii.	Investments exposure

The Company holds both investments (net assets) and loans (financial liabilities) denominated in foreign currency. To balance the accounting effects of such exposures, some non-derivative financial liabilities are designated as hedging instruments for the investments exposure. The non-derivative financial instruments designated as net investment hedge instruments on June 30, 2022 are set forth below:

06.30.22
Net investment hedge - Non-derivative instruments	Object (Investment)	Liability	Maturity	Notional		Rate	Fair value (1)
Parent company and consolidated
Bond - BRF SA BRFSBZ 4.35	Federal Foods LLC	USD	3rd Qtr. 2026	USD	75,673	3.7649	(112,174)
Bond - BRF SA BRFSBZ 4.35	BRF Kuwait Food Management Company WLL	USD	3rd Qtr. 2026	USD	108,757	3.7649	(141,905)
Bond - BRF SA BRFSBZ 4.35	Al Khan Foodstuff LLC	USD	3rd Qtr. 2026	USD	65,570	3.7649	(96,107)
							(350,186)

(1)	Corresponds to the effective portion of the hedge result accumulated in Other Comprehensive Income.
24.4.3.	Commodities price risk

The Company uses commodities as production inputs and is exposed to commodities price risk arising from future purchases. The management of such risk is performed through physical inventories, future purchases at fixed price and through derivative financial instruments.

The Company performs purchases at variable prices in future and spot markets and, to hedge such exposure, it holds derivative financial instruments in long position (buy) to fix these prices in advance. The financial instruments designated as cash flow hedges for the variable commodities price exposure on June 30, 2022 are set forth below:

06.30.22
Cash flow hedge - Derivative instruments	Hedged object	Index	Maturity	Quantity		Exercise price (1)	Fair value
Parent company and consolidated
Non-deliverable forward - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	3rd Qtr. 2022	29,998	ton	398.04	8,291
Non-deliverable forward - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	4th Qtr. 2022	19,999	ton	409.44	4,041
Collar - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	3rd Qtr. 2022	40,000	ton	443.61	1,582
Collar - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	4th Qtr. 2022	34,999	ton	443.60	1,224
Collar - buy	Corn purchase - floating price	Corn - CBOT	4th Qtr. 2022	79,997	ton	294.97	(14,835)
Collar - buy	Corn purchase - floating price	Corn - CBOT	1st Qtr. 2023	5,000	ton	291.13	(1,009)
Collar - buy	Corn purchase - floating price	Corn - CBOT	3rd Qtr. 2022	25,000	ton	293.92	(3,978)
Corn future - buy	Corn purchase - floating price	Corn - B3	3rd Qtr. 2022	21,195	ton	1,570.45	(73)
Collar - buy	Corn purchase - floating price	Corn - B3	3rd Qtr. 2022	19,359	ton	1,721.18	(1,403)
Collar - buy	Corn purchase - floating price	Corn - B3	4th Qtr. 2022	68,256	ton	1,676.65	(2,613)
Collar - buy	Soybean oil purchase - floating price	Soybean oil - CBOT	3rd Qtr. 2022	500	ton	1,771.41	(355)
				344,303			(9,128)

(1)	Base price of each commodity in USD/ton, except for Corn – B3 denominated in R$/ton.

In certain cases, the Company performs futures purchases at fixed prices and, to hedge such exposure, it holds derivative financial instruments in short position (sell) to keep these prices at market value. The financial instruments designated as fair value hedges for the fixed commodities price exposure on June 30, 2022 are set forth below:

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2022	68

06.30.22
Fair value hedge - Derivative instruments	Hedged object	Index	Maturity	Quantity		Exercise price (1)	Fair value
Parent company and consolidated
Non-deliverable forward - sell	Soybean purchase - fixed price	Soybean - CBOT	1st Qtr. 2023	24,599	ton	536.18	267
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	3rd Qtr. 2022	68,480	ton	215.31	(11,552)
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	4th Qtr. 2022	35,607	ton	273.32	5,436
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	1st Qtr. 2023	32,809	ton	287.34	6,863
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	2nd Qtr. 2023	80,660	ton	255.31	3,347
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	3rd Qtr. 2023	39,453	ton	254.67	3,878
Corn future - sell	Corn purchase - fixed price	Corn - B3	3rd Qtr. 2022	128,890	ton	1,355.87	322
Corn future - sell	Corn purchase - fixed price	Corn - B3	4th Qtr. 2022	24,651	ton	1,452.53	127
Corn future - sell	Corn purchase - fixed price	Corn - B3	1st Qtr. 2023	3,024	ton	1,473.81	30
Corn future - sell	Corn purchase - fixed price	Corn - B3	3rd Qtr. 2023	15,174	ton	1,226.62	604
				453,347			9,322

(1)	Base price of each commodity in USD/ton, except for Corn – B3 denominated in R$/ton.

06.30.22
Fair value hedge - Derivative instruments	Protection object	Assets	Liabilities	Maturity	Notional		Exercise price	Fair value
Parent company and consolidated
Non-deliverable forward	Cost in USD	BRL	USD	3rd Qtr. 2022	USD	14,745	5.5436	3,431
Non-deliverable forward	Cost in USD	BRL	USD	4th Qtr. 2022	USD	6,427	5.1989	(1,371)
Non-deliverable forward	Cost in USD	BRL	USD	1st Qtr. 2023	USD	9,428	5.4645	(706)
Non-deliverable forward	Cost in USD	BRL	USD	2nd Qtr. 2023	USD	18,372	5.8861	3,262
Non-deliverable forward	Cost in USD	BRL	USD	3rd Qtr. 2023	USD	9,107	5.6368	(1,075)
								3,541

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2022	69

24.5.        Effects of hedge instruments on financial information

The effects of the financial instruments for hedging exchange rate, commodities price and interest rates in the income (loss) for the period, in other comprehensive income and in the financial position are set forth below:

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2022	70

Income for the period							Consolidated
Apr - Jun 2022	Note	Exposure	Hedge accounting	Foreign Exchange	Commodities	Interest Rate	Total
Net Sales				13,305,396	-	-	13,305,396
Derivatives result		Operating Results	Cash flow	78,670	-	-	78,670
Derivatives result		Operating Results	Cash flow	(444,954)	-	-	(444,954)
Net Revenue	26			12,939,112	-	-	12,939,112

Cost of Sales				-	(10,909,197)	-	(10,909,197)
Derivatives result		Operating Results	Cash flow / Fair value	-	(47,067)	-	(47,067)
Cost of Sales				-	(10,956,264)	-	(10,956,264)

Interests on loans and borrowings				-	-	(373,587)	(373,587)
Interest Rate Derivatives result		Interest expenses	Fair value	-	-	(56,881)	(56,881)
Foreign Exchange variation on assets and liabilities				(656,319)	-	-	(656,319)
Foreign Exchange Derivatives result		Financial Position	Not designated	456,324	-	-	456,324
Foreign Exchange Derivatives result		Loans in foreign currency	Fair value	26,490	-	-	26,490
Effects on Financial Result	28			(173,505)	-	(430,468)	(603,973)

Other Comprehensive Income							Consolidated
Apr - Jun 2022		Exposure	Hedge accounting	Foreign Exchange	Commodities	Interest Rate	Total

Derivative Instruments - current		Operating Results	Cash flow	(190,575)	(125,651)	-	(316,226)
Non-derivative Instruments – current		Operating Results	Cash flow	(103,686)	-	-	(103,686)
Non-derivative Instruments – non-current		Operating Results	Cash flow	548,640	-	-	548,640
Non-derivative Instruments - non-current		Foreign investments	Net investment	(119,362)	-	-	(119,362)
Other Comprehensive Income (1)				135,017	(125,651)	-	9,366

Income for the period							Consolidated
Jan - jun 2022	Note	Exposure	Hedge accounting	Foreign Exchange	Commodities	Interest Rate	Total

Net Sales				25,235,972	-	-	25,235,972
Derivatives result		Operating Results	Cash flow	189,336	-	-	189,336
Derivatives result		Operating Results	Cash flow	(444,954)	-	-	(444,954)
Net Revenue	26			24,980,354	-	-	24,980,354

Cost of Sales				-	(21,431,230)	-	(21,431,230)
Derivatives result		Operating Results	Cash flow / Fair value	-	(453,263)	-	(453,263)
Cost of Sales				-	(21,884,493)	-	(21,884,493)

Interests on loans and borrowings				-	-	(836,028)	(836,028)
Interest Rate Derivatives result		Interest expenses	Fair value	-	-	(24,180)	(24,180)
Foreign Exchange variation on assets and liabilities				657,387	-	-	657,387
Foreign Exchange Derivatives result		Financial Position	Not designated	(1,041,845)	-	-	(1,041,845)
Foreign Exchange Derivatives result		Loans in foreign currency	Fair value	26,490	-	-	26,490
Effects on Financial Result	28			(357,968)	-	(860,208)	(1,218,176)

Other Comprehensive Income							Consolidated
Jan - jun 2022		Exposure	Hedge accounting	Foreign Exchange	Commodities	Interest Rate	Total

Derivative Instruments - current		Operating Results	Cash flow	(77,998)	(73,883)	-	(151,881)
Non-derivative Instruments – current		Operating Results	Cash flow	(103,686)	-	-	(103,686)
Non-derivative Instruments – non-current		Operating Results	Cash flow	548,639	-	-	548,639
Non-derivative Instruments - non-current		Foreign investments	Net investment	91,043	-	-	91,043
Other Comprehensive Income (1)				457,998	(73,883)	-	384,115

(1) All effects are presented gross of taxes.

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2022	71

Statement of financial position							Consolidated
Jan - jun 2022	Note	Exposure	Hedge accounting	Foreign Exchange	Commodities	Interest Rate	Total

Designated derivatives		Operating Results	Cash flow / Fair value	(73,145)	194	34,619	(38,332)
Not designated derivatives		Financial Position	Not designated	2,203	-	-	2,203
Asset / (Liability) net				(70,942)	194	34,619	(36,129)

Derivative Instruments - current (2)		Operating Results	Cash flow	(74,033)	29,862	-	(44,171)
Non-derivative instruments – current		Operating Results	Cash flow	(548,639)	-	-	(548,639)
Non-derivative Instruments - non-current		Foreign investments	Net investment	(350,186)	-	-	(350,186)
Other Comprehensive Income (1)				(972,858)	29,862	-	(942,996)

Derivatives result		Operating Results	Cash flow / Fair value	-	(761)	-	(761)
Inventories	7			-	(761)	-	(761)

(1)	All effects are presented gross of taxes.
(2)	Includes R$(5,050) related to the time value of the commodity options contracts.

Statement of financial position							Consolidated
12.31.21	Note	Exposure	Hedge accounting	Foreign Exchange	Commodities	Interest Rate	Total

Designated derivatives		Operating Results	Cash flow / Fair value	(10,342)	47,620	(30,108)	7,170
Not designated derivatives		Financial Position	Not designated	(231,119)	-	-	(231,119)
Asset / (Liability) net				(241,461)	47,620	(30,108)	(223,949)

Derivative Instruments - current		Operating Results	Cash flow	3,964	103,746	-	107,710
Non-derivative instruments – current		Operating Results	Cash flow	(444,953)	-	-	(444,953)
Non-derivative instruments – non-current		Operating Results	Cash flow	(548,640)	-	-	(548,640)
Non-derivative Instruments - non-current		Foreign investments	Net investment	(441,229)	-	-	(441,229)
Other Comprehensive Income				(1,430,858)	103,746	-	(1,327,112)

Derivatives result		Operating Results	Cash flow / Fair value	-	531,732	-	531,732
Inventories	7			-	531,732	-	531,732

On December 16, 2021, the Financial Risk Management Policy was amended and from this date, non-derivative financial instruments may only be designated as hedge instruments in net investment hedge relations. Thus, on December 16, 2021, the cash flow hedge relations presented below were discontinued because the hedging instruments were non-derivative financial instruments (loans) and no longer met the Company’s strategies and objectives.

06.30.22
Cash flow hedge - Non-derivative instruments	Hedged object	Liability	Maturity	Notional		Designation rate	Rate (1)	Balance (2)
Parent company and consolidated
Bond BRF SA BRFSBZ 3.95	USD Exports	USD	2nd Qtr. 2023	USD	150,000	2.0387	5.6963	(548,639)

								(548,639)

(1)	Average discontinuance rates.
(2)	Effective portion of the accumulated foreign exchange variations on the designated loans.

The amount above will be kept under Other Comprehensive Income until its maturity, according to the previous designation and effectiveness. During the six-month period ended June 30, 2022, the loan Bond BRF SA BRFSBZ 5 7/8, previously designated as hedging instrument for exports, was settled and the amount of R$(444,953) previously accumulated in Other Comprehensive Income (Loss) was reclassified to the statement of income (loss) within Net Sales.

Summarized financial position of derivative financial instruments:

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2022	72

	Parent company		Consolidated
	06.30.22	12.31.21	06.30.22	12.31.21
Assets
Designated as hedge accounting
Currency derivatives	10,777	27,617	10,777	27,617
Commodities derivatives	52,559	105,228	52,559	105,228
Interest rate derivatives	57,949	10,457	57,949	10,457
Not designated as hedge accounting
Currency derivatives	5,923	-	7,672	2,053
	127,208	143,302	128,957	145,355

Current assets	85,444	132,498	87,193	134,551
Non-current assets	41,764	10,804	41,764	10,804

Liabilities
Designated as hedge accounting
Currency derivatives	(83,922)	(36,676)	(83,922)	(37,959)
Commodities derivatives	(52,365)	(57,608)	(52,365)	(57,608)
Interest rate derivatives	(23,330)	(40,565)	(23,330)	(40,565)
Not designated as hedge accounting
Currency derivatives	(2,890)	(232,442)	(5,469)	(233,172)
	(162,507)	(367,291)	(165,086)	(369,304)

Current liabilities	(134,361)	(325,430)	(136,940)	(327,443)
Non-current liabilities	(28,146)	(41,861)	(28,146)	(41,861)

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2022	73

24.6.        Sensitivity analysis

The Management believes that the most relevant risks that may affect the Company’s results are the volatility of commodities prices and foreign exchange rates. Currently the fluctuation of the interest rates does not affect significantly the Company’s results since Management has chosen to keep at fixed rates a considerable portion of its debts.

The amounts below represent the possible impacts (incremental results) of the hedging instruments and their respective hedged positions, considering situations of increase and decrease in the selected risk factors.

The information used in the preparation of the analysis is based on the position as of June 30, 2022, which has been described in the items above. The estimated values may differ significantly to numbers and results that will be effectively registered by the Company. Positive values indicate gains and negative values indicate losses.

	Scenario
Exchange rate - Balance	Base	- 50%	- 25%	- 10%	+ 10%	+ 25%	+ 50%
USD	5.2380	2.6190	3.9285	4.7142	5.7618	6.5475	7.8570

Monetary Assets and Liabilities		3,240,689	1,620,345	648,138	(648,138)	(1,620,345)	(3,240,689)
Derivative Instruments - Not designated		(3,320,703)	(1,660,352)	(664,141)	664,141	1,660,352	3,320,703
Net effect		(80,014)	(40,007)	(16,003)	16,003	40,007	80,014

EUR	5.4842	2.7421	4.1132	4.9358	6.0326	6.8553	8.2263

Monetary Assets and Liabilities		240,117	120,058	48,023	(48,023)	(120,058)	(240,117)
Derivative Instruments - Not designated		(348,508)	(174,254)	(69,702)	69,702	174,254	348,508
Net effect		(108,391)	(54,196)	(21,679)	21,679	54,196	108,391

JPY	0.0386	0.0193	0.0290	0.0347	0.0425	0.0483	0.0579

Monetary Assets and Liabilities		(43,098)	(21,549)	(8,620)	8,620	21,549	43,098
Derivative Instruments - Not designated		48,250	24,125	9,650	(9,650)	(24,125)	(48,250)
Net effect		5,152	2,576	1,030	(1,030)	(2,576)	(5,152)

TRY	0.3137	0.1569	0.2353	0.2823	0.3451	0.3921	0.4706

Monetary Assets and Liabilities		(130,468)	(65,234)	(26,094)	26,094	65,234	130,468
Derivative Instruments - Not designated		34,532	17,266	6,906	(6,906)	(17,266)	(34,532)
Net effect		(95,936)	(47,968)	(19,188)	19,188	47,968	95,936

AOA	0.0126	0.0063	0.0094	0.0113	0.0138	0.0157	0.0188

Monetary Assets and Liabilities		(189,214)	(94,607)	(37,843)	37,843	94,607	189,214
Net effect		(189,214)	(94,607)	(37,843)	37,843	94,607	189,214

	Scenario
Exchange rate - Operating results	Base	- 50%	- 25%	- 10%	+ 10%	+ 25%	+ 50%
USD	5.2380	2.6190	3.9285	4.7142	5.7618	6.5475	7.8570

Revenue in USD		(980,816)	(490,408)	(196,163)	196,163	490,408	980,816
NDF		980,816	490,408	196,163	(196,163)	(490,408)	(980,816)
Net effect		-	-	-	-	-	-

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2022	74

	Scenario
Exchange rate - Operating results	Base (1)	- 50%	- 25%	- 10%	+ 10%	+ 25%	+ 50%
USD	5.2380	2.6190	3.9285	4.7142	5.7618	6.5475	7.8570

Cost of Sales		(152,108)	(76,054)	(30,422)	30,422	76,054	152,108
NDF		152,108	76,054	30,422	(30,422)	(76,054)	(152,108)
Net effect		-	-	-	-	-	-

Soy Grain - CBOT	534	267	401	481	587	668	801

Cost of Sales		(6,569)	(3,284)	(1,314)	1,314	3,284	6,569
NDF		6,569	3,284	1,314	(1,314)	(3,284)	(6,569)
Net effect		-	-	-	-	-	-

Soybean Meal - CBOT	450	225	338	405	495	563	676

Cost of Sales		28,150	14,075	5,630	(5,630)	(14,075)	(28,150)
Collar		(11,712)	(4,382)	(175)	1,027	5,279	12,609
NDF		(11,248)	(5,624)	(2,250)	2,250	5,624	11,248
Net effect		5,190	4,069	3,205	(2,353)	(3,172)	(4,293)

Soybean Oil - CBOT	1,448	724	1,086	1,303	1,593	1,810	2,172

Cost of Sales		362	181	72	(72)	(181)	(362)
Collar		(362)	(181)	(72)	48	48	134
Net effect		-	-	-	(24)	(133)	(228)

Corn - CBOT	245	123	184	221	270	306	368

Cost of Sales		(18,011)	(9,006)	(3,602)	3,602	9,006	18,011
Collar		(70,628)	(34,159)	(12,278)	2,695	17,194	53,193
NDF		31,483	15,742	6,297	(6,297)	(15,742)	(31,483)
Net effect		(57,156)	(27,423)	(9,583)	-	10,458	39,721

Corn - B3	1,466	733	1,099	1,319	1,612	1,832	2,199

Cost of Sales		(46,119)	(23,059)	(9,224)	9,224	23,059	46,119
Collar		(62,655)	(30,172)	(10,683)	1,137	15,504	47,987
Future		109,740	54,870	21,948	(21,948)	(54,870)	(109,740)
Net effect		966	1,639	2,041	(11,587)	(16,307)	(15,634)

(1)	Base price of each commodity in USD/ton, except for Corn – B3 denominated in R$/ton.

24.7.        Financial instruments by category

	Parent company
	06.30.22
	Amortized cost	Fair value through profit and loss	Total
Assets
Cash and bank	106,127	-	106,127
Cash equivalents	-	3,775,798	3,775,798
Marketable securities	-	357,334	357,334
Restricted cash	25,874	-	25,874
Trade accounts receivable	5,367,617	320,678	5,688,295
Other receivables	88,444	-	88,444
Derivatives designated as hedge accounting (1)	-	121,285	121,285

Liabilities
Trade accounts payable	(10,692,530)	-	(10,692,530)
Supply chain finance	(1,201,163)	-	(1,201,163)
Loans and borrowings (2)	(13,958,078)	(6,018,197)	(19,976,275)
Derivatives not designated	-	(2,890)	(2,890)
Derivatives designated as hedge accounting (1)	-	(159,617)	(159,617)
	(20,263,709)	(1,599,686)	(21,863,395)

(1)	All derivatives are classified at fair value through profit and loss. Those designated as hedge accounting instruments have their gains and losses also affecting Equity and Inventories.
(2)	The part of the loans and borrowings that is object in a fair value hedge is classified as Fair value through profit and loss. The rest of the loans and borrowings balance is classified as amortized cost and those designated as cash flow or net investment hedge accounting instruments have their gains and losses also affecting Equity.

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2022	75

	Consolidated
	06.30.22
	Amortized cost	Fair value through other comprehensive income	Fair value through profit and loss	Total
		Equity instruments
Assets
Cash and bank	3,005,253	-	-	3,005,253
Cash equivalents	-	-	4,882,388	4,882,388
Marketable securities	478,459	11,572	393,383	883,414
Restricted cash	25,874	-	-	25,874
Trade accounts receivable	3,493,003	-	320,678	3,813,681
Other receivables	89,013	-	-	89,013
Derivatives not designated	-	-	7,672	7,672
Derivatives designated as hedge accounting (1)	-	-	121,285	121,285

Liabilities
Trade accounts payable	(11,952,671)	-	-	(11,952,671)
Supply chain finance	(1,201,163)	-	-	(1,201,163)
Loans and borrowings (2)	(17,008,128)	-	(6,018,197)	(23,026,325)
Derivatives not designated	-	-	(5,469)	(5,469)
Derivatives designated as hedge accounting (1)	-	-	(159,617)	(159,617)
	(23,070,360)	11,572	(457,877)	(23,516,665)

(1)	All derivatives are classified at fair value through profit and loss. Those designated as hedge accounting instruments have their gains and losses also affecting Equity and Inventories.
(2)	The part of the loans and borrowings that is object in a fair value hedge is classified as Fair value through profit and loss. The rest of the loans and borrowings balance is classified as amortized cost and those designated as cash flow or net investment hedge accounting instruments have their gains and losses also affecting Equity.

24.8.        Fair value of financial instruments

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Depending on the inputs used for measurement, the financial instruments at fair value may be classified into 3 hierarchy levels:

»	Level 1 – Uses quoted prices (unadjusted) for identical instruments in active markets. In this category are classified investments in stocks, savings accounts, overnights, term deposits, Financial Treasury Bills (“LFT”) and investment funds;
»	Level 2 – Uses prices quoted in active markets for similar instruments, prices quoted for identical or similar instruments in non-active markets and evaluation models for which inputs are observable. In this level are classified the investments in Bank Deposit Certificates (“CDB”) and derivatives, which are measured by well-known pricing models: discounted cash flows and Black-Scholes. The observable inputs are interest rates and curves, volatility factors and foreign exchange rates;
»	Level 3 – Instruments for which significant inputs are non-observable. The Company does not have financial instruments in this category.

The table below presents the overall classification of financial instruments measured at fair value by measurement hierarchy. For the six-month period ended on June 30, 2022, there were no changes among the 3 levels of hierarchy.

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2022	76

	Parent company
	06.30.22			12.31.21
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial Assets
Fair value through profit and loss
Savings account and overnight	112,490	-	112,490	57,584	-	57,584
Bank deposit certificates	-	3,659,869	3,659,869	-	4,410,146	4,410,146
Financial treasury bills	342,331	-	342,331	324,771	-	324,771
Investment funds	18,442	-	18,442	19,079	-	19,079
Trade accounts receivable	-	320,678	320,678	-	335,566	335,566
Derivatives	-	127,208	127,208	-	143,302	143,302
Financial Liabilities
Fair value through profit and loss
Derivatives	-	(162,507)	(162,507)	-	(367,291)	(367,291)
Loans and borrowings	-	(6,018,197)	(6,018,197)	-	(3,368,431)	(3,368,431)
	473,263	(2,072,949)	(1,599,686)	401,434	1,153,292	1,554,726

	Consolidated
	06.30.22			12.31.21
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial Assets
Fair value through other comprehensive income
Stocks	11,572	-	11,572	13,338	-	13,338
Fair value through profit and loss
Savings account and overnight	1,123,244	-	1,123,244	701,386	-	701,386
Term deposits	53,562	-	53,562	179,071	-	179,071
Bank deposit certificates	-	3,702,143	3,702,143	-	4,451,214	4,451,214
Financial treasury bills	342,331	-	342,331	324,771	-	324,771
Investment funds	19,099	-	19,099	35,718	-	35,718
Trade accounts receivable	-	320,678	320,678	-	335,566	335,566
Derivatives	-	128,957	128,957	-	145,355	145,355
Other titles	35,392	-	35,392	5,445	-	5,445
Financial Liabilities
Fair value through profit and loss
Derivatives	-	(165,086)	(165,086)	-	(369,304)	(369,304)
Loans and borrowings	-	(6,018,197)	(6,018,197)	-	(3,368,431)	(3,368,431)
	1,585,200	(2,031,505)	(446,305)	1,259,729	1,194,400	2,454,129

Except for the items set forth below, the fair value of all other financial instruments is approximate to their book value. The fair value of the bonds set forth below is based on prices observed in active markets, level 1 of the fair value hierarchy, while the debentures are based on level 2 and are measured by discounted cash flows.

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2022	77

		Parent company and Consolidated
			06.30.22		12.31.21
	Currency	Maturity	Book value	Fair value	Book value	Fair value
BRF S.A.
BRF SA BRFSBZ 4 3/4	USD	2024	(1,547,790)	(1,441,322)	(1,653,847)	(1,726,951)
BRF SA BRFSBZ 3.95	USD	2023	(1,215,063)	(1,132,744)	(1,303,821)	(1,337,246)
BRF SA BRFSBZ 4 7/8	USD	2030	(3,673,496)	(3,150,477)	(3,914,280)	(3,993,593)
BRF SA BRFSBZ 5 3/4	USD	2050	(4,145,426)	(3,354,272)	(4,423,083)	(4,521,103)
BRF SA BRFSBZ 5 7/8	USD	2022	-	-	(396,802)	(409,454)
BRF SA BRFSBZ 2 3/4	EUR	2022	-	-	(1,072,454)	(1,076,964)
Debenture - 1st Issue	BRL	2026	(779,587)	(747,074)	(823,946)	(821,444)
Debenture - 2nd Issue	BRL	2030	(2,425,616)	(2,255,515)	(2,351,363)	(2,382,298)
Debenture - 3rd Issue	BRL	2031	(1,048,973)	(804,732)	(1,034,706)	(915,353)
Parent company			(14,835,951)	(12,886,136)	(16,974,302)	(17,184,406)

BRF GmbH
BRF SA BRFSBZ 4.35	USD	2026	(2,614,891)	(2,308,194)	(2,779,725)	(2,854,701)
Consolidated			(17,450,842)	(15,194,330)	(19,754,027)	(20,039,107)

25.	SEGMENT INFORMATION

The operating segments are reported consistently with the management reports provided to the main strategic and operational decision makers for assessing the performance of each segment and allocation of resources. The operating segments information is prepared considering three reportable segments, being: Brazil, International and Other Segments.

The operating segments include the sales of all distribution channels and are subdivided according to the nature of the products, for which the characteristics are described below:

»	Poultry: production and sale of whole poultry and in-natura cuts.
»	Pork and others: production and sale of in-natura cuts.
»	Processed: production and sale of processed food, frozen and processed products derived from poultry, pork and beef, margarine, vegetables and soybean-based products.
»	Other sales: sale of flour for food service and others.

Other segments are comprised of commercialization and development of animal nutrition ingredients, human nutrition, plant nutrition (fertilizers), healthcare (health and wellness), pet food, as well as commercialization of agricultural products.

The items not allocated to the segments are presented as Corporate and refer to relevant events not attributable to the operating segments.

The net sales by nature for each reportable operating segment is set forth below:

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2022	78

	Consolidated
		2022		2021
Net sales	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun
Brazil
In-natura	1,473,912	2,908,247	1,399,081	2,746,505
Poultry	1,091,663	2,261,189	1,035,554	2,069,002
Pork and other	382,249	647,058	363,527	677,503
Processed	5,054,004	9,496,684	4,393,007	8,426,675
Other sales	8,110	14,253	25,200	37,042
	6,536,026	12,419,184	5,817,288	11,210,222

International
In-natura	4,843,288	9,417,485	4,577,130	8,608,000
Poultry	4,334,311	8,614,610	3,828,284	7,244,702
Pork and other	508,977	802,875	748,846	1,363,298
Processed	776,239	1,641,010	722,780	1,403,685
Other sales	105,425	162,984	128,080	237,372
	5,724,952	11,221,479	5,427,990	10,249,057

Other segments	678,134	1,339,691	391,623	769,599
	12,939,112	24,980,354	11,636,901	22,228,878

The income (loss) before financial results for each segment and for Corporate is set forth below:

	Consolidated
		2022		2021
	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun
Brazil	14,248	(748,644)	125,425	499,903
International	38,265	189,367	281,156	455,980
Other segments	112,442	198,686	86,166	177,059
Sub total	164,955	(360,591)	492,747	1,132,942
Corporate	(24,548)	(26,079)	87,575	75,291
	140,407	(386,670)	580,322	1,208,233

The composition of the main effects not allocated to the operating segments and presented as Corporate is set forth below:

	Consolidated
		2022		2021
Corporate	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun
Reversal/(provision) for tax and civil contingencies	(19,849)	(23,697)	79,243	74,925
Expenses with demobilization	(5,608)	(5,551)	(816)	(3,020)
Expenses COVID-19 (1)	82	(1,128)	(17,054)	(24,996)
Investigations involving the Company (note 1.4)	(175)	(355)	(2,905)	(8,142)
Results with sale and disposal of fixed assets	2,361	4,352	6,430	12,085
Impairment and result in the sale of investments	-	-	23,471	23,590
Other	(1,359)	300	(794)	849
	(24,548)	(26,079)	87,575	75,291

(1)	Mainly comprised of donations in Brazil, consultants and expenses with health and safety, which are not associated with the business segments.

No customer individually or in aggregate (economic group) accounted for more than 5% of net sales for the six-month period ended June 30, 2022 and 2021.

The goodwill arising from business combinations and the intangible assets with indefinite useful life (trademarks) were allocated to the reportable operating segments, considering the economic benefits generated by such intangible assets. The allocation of these intangible assets is presented below:

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2022	79

	Consolidated
	Goodwill		Trademarks		Total
	06.30.22	12.31.21	06.30.22	12.31.21	06.30.22	12.31.21
Brazil	1,151,498	1,151,498	982,478	982,478	2,133,976	2,133,976
International	1,860,803	1,813,986	417,527	275,982	2,278,330	2,089,968
Other segments	459,685	459,699	474,875	474,875	934,560	934,574
	3,471,986	3,425,183	1,874,880	1,733,335	5,346,866	5,158,518

Information related to total assets by reportable segment is not disclosed, as it is not included in the set of information made available to the Company’s management, which makes investment decisions and determine allocation of resources based on information about the consolidated assets.

26.	NET SALES
	Parent company				Consolidated
		2022		2021		2022		2021
	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun
Gross sales
Brazil	8,007,688	15,223,124	7,199,687	13,886,104	8,007,688	15,223,124	7,199,687	13,886,104
International	4,332,273	8,149,144	4,056,673	7,605,682	5,972,319	11,706,973	5,803,099	10,986,923
Other segments	477,053	944,277	400,017	790,106	832,324	1,628,692	430,969	847,609
	12,817,014	24,316,545	11,656,377	22,281,892	14,812,331	28,558,789	13,433,755	25,720,636

Sales deductions
Brazil	(1,471,662)	(2,803,940)	(1,382,399)	(2,675,882)	(1,471,662)	(2,803,940)	(1,382,399)	(2,675,882)
International	(29,083)	(76,283)	(6,175)	(10,757)	(247,367)	(485,494)	(375,109)	(737,866)
Other segments	(54,284)	(102,478)	(36,486)	(72,547)	(154,190)	(289,001)	(39,346)	(78,010)
	(1,555,029)	(2,982,701)	(1,425,060)	(2,759,186)	(1,873,219)	(3,578,435)	(1,796,854)	(3,491,758)

Net sales
Brazil	6,536,026	12,419,184	5,817,288	11,210,222	6,536,026	12,419,184	5,817,288	11,210,222
International	4,303,190	8,072,861	4,050,498	7,594,925	5,724,952	11,221,479	5,427,990	10,249,057
Other segments	422,769	841,799	363,531	717,559	678,134	1,339,691	391,623	769,599
	11,261,985	21,333,844	10,231,317	19,522,706	12,939,112	24,980,354	11,636,901	22,228,878

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2022	80

27.	OTHER OPERATING INCOME (EXPENSES), NET
	Parent company				Consolidated
		2022	2021 Restated (1)			2022	2021 Restated (1)
	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun
Recovery of expenses (2)	34,701	101,379	9,259	69,213	36,233	104,983	9,280	69,236
Provision reversal	-	1,036	-	-	9	1,051	-	-
Scrap sales	3,130	5,978	2,875	5,853	4,063	7,532	2,941	5,956
Provision for civil and tax risks	(19,691)	(74,907)	79,285	74,971	(19,865)	(75,360)	79,344	74,720
Other employees benefits	(6,231)	(11,671)	(7,078)	(14,413)	(6,231)	(11,671)	(7,078)	(14,413)
Insurance claims costs	(10,893)	(26,454)	(8,350)	(11,526)	(10,679)	(26,327)	(7,872)	(11,282)
Gains (losses) on the disposal of non-financial assets	318	2,331	3,533	7,304	181	2,176	30,158	36,015
Demobilization expenses	(5,608)	(5,551)	(862)	(2,993)	(5,608)	(5,551)	(816)	(3,020)
Expected credit losses in other receivables	(1,257)	(775)	(749)	(1,089)	(1,419)	(936)	(749)	(1,089)
Other	(1,309)	(4,145)	(5,129)	(11,404)	775	(1,111)	(914)	(1,888)
	(6,840)	(12,779)	72,784	115,916	(2,541)	(5,214)	104,294	154,235

(1)	Restatement of the comparative balances to reflect the changes in the accounting practices described in note 3.
(2)	Includes recovery of PIS, COFINS and ICMS taxes on inputs, INSS and other in the amount of R$35,887 for six-month period ended June 30, 2022 in the parent company and in the consolidated (R$27,164 of recovery of PIS and COFINS taxes on inputs in the same period of previous year in the parent company and in the consolidated).

28.	FINANCIAL INCOME (EXPENSES), NET
		Parent company				Consolidated
			2022	2021 Restated (1)			2022	2021 Restated (1)
	Note	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun
Financial income
Interest on cash and cash equivalents	4	50,886	145,655	17,225	29,370	54,890	156,167	24,308	41,214
Income with marketable securities	5	17,196	31,994	8,229	14,884	29,947	58,984	17,065	31,202
Fair value through profit and loss		17,196	31,994	8,229	14,884	15,726	30,594	8,307	17,953
Amortized cost		-	-	-	-	14,221	28,390	8,758	13,249
Interest on recoverable taxes	9	81,303	145,130	34,401	111,923	81,567	145,530	34,424	111,962
Interest on other assets		13,929	31,633	6,576	19,134	14,607	33,276	6,717	19,429
Financial income on other assets		555	926	139	130	2,469	3,548	1,310	2,670
		163,869	355,338	66,570	175,441	183,480	397,505	83,824	206,477
Financial expenses
Interests on loans and borrowings	15	(384,809)	(767,680)	(363,107)	(727,436)	(430,468)	(860,208)	(413,283)	(828,223)
Interest with related parties	30	(57,577)	(123,930)	(81,302)	(156,747)	-	-	-	-
Interest on contingencies	21	(68,282)	(129,052)	(79,266)	(120,888)	(68,282)	(129,052)	(79,266)	(120,888)
Interest on leases	18	(47,628)	(89,897)	(42,101)	(85,774)	(53,199)	(100,330)	(61,692)	(116,981)
Interest on actuarial liabilities		(8,304)	(16,608)	(9,984)	(19,968)	(8,433)	(17,965)	(11,209)	(22,629)
Discount on assignment of credits		(32,819)	(65,886)	(14,132)	(26,348)	(34,254)	(68,718)	(15,999)	(30,130)
Bank expenses		(8,978)	(18,793)	(10,753)	(21,568)	(24,962)	(42,338)	(26,459)	(48,345)
Taxes on financial income		(8,955)	(17,832)	(3,288)	(9,005)	(10,491)	(20,065)	(4,961)	(11,678)
Put/Call Options Result - Business Combinations		-	-	-	-	-	-	(28,121)	74,172
Adjustment to present value	6 and 16	(244,040)	(423,210)	(143,396)	(286,492)	(238,571)	(413,601)	(142,721)	(286,100)
Other financial expenses		(14,687)	(34,186)	(18,791)	(22,823)	(25,685)	(44,736)	(13,563)	(32,887)
		(876,079)	(1,687,074)	(766,120)	(1,477,049)	(894,345)	(1,697,013)	(797,274)	(1,423,689)
Foreign exchange and monetary variations
Exchange rate variation on monetary assets and liabilities		(1,668,456)	1,664,832	2,612,268	834,380	(656,319)	657,387	858,600	266,215
Derivative results		453,793	(1,053,195)	(889,438)	(416,241)	482,814	(1,015,355)	(904,528)	(411,021)
Net Monetary Gains or Losses (2)		-	-	-	-	274,337	273,141	-	-
		(1,214,663)	611,637	1,722,830	418,139	100,832	(84,827)	(45,928)	(144,806)
		(1,926,873)	(720,099)	1,023,280	(883,469)	(610,033)	(1,384,335)	(759,378)	(1,362,018)

(1)	The Company changed the aggregation of the information in order to increase the level of details, restating the comparative balances in accordance.
(2)	Effects of monetary restatement resulting from operations in hyperinflationary economy (note 1.5).

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2022	81

29.	STATEMENT OF INCOME BY NATURE

The Company discloses its statement of income by function and thus presents below the details by nature:

	Parent company				Consolidated
		2022	2021 Restated (1)			2022	2021 Restated (1)
	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun
Costs of sales
Raw materials and supplies (2)	7,267,778	14,269,716	6,270,908	11,301,971	8,318,710	16,647,286	7,253,493	13,477,193
Salaries and employees benefits (3)	1,097,524	2,150,139	1,044,988	2,058,223	1,181,330	2,335,100	1,065,840	2,103,751
Depreciation	535,117	1,043,321	476,697	921,537	583,056	1,120,193	522,284	1,007,993
Amortization	21,225	40,513	13,759	38,871	50,676	89,890	30,458	71,520
Other	732,784	1,508,768	659,221	1,343,360	822,492	1,692,024	651,906	1,359,847
	9,654,428	19,012,457	8,465,573	15,663,962	10,956,264	21,884,493	9,523,981	18,020,304

Sales expenses
Indirect and direct logistics expenses	805,085	1,512,598	666,956	1,220,478	755,898	1,437,623	642,483	1,203,516
Marketing	130,672	223,781	120,140	232,774	176,554	310,747	159,423	316,604
Salaries and employees benefits (3)	299,231	557,618	269,415	525,516	403,568	763,444	362,458	710,277
Depreciation	40,822	82,405	50,080	93,516	88,479	160,077	117,002	192,023
Amortization	13,403	27,286	16,074	41,428	17,795	35,386	21,813	54,150
Other	154,463	312,100	125,656	244,197	220,063	445,682	132,894	301,801
	1,443,676	2,715,788	1,248,321	2,357,909	1,662,357	3,152,959	1,436,073	2,778,371

Administrative expenses
Salaries and employees benefits (3)	65,056	110,613	64,985	116,845	96,031	171,940	103,430	195,648
Fees	15,005	29,376	14,178	28,939	15,045	29,461	14,178	28,939
Depreciation	5,742	11,427	8,384	17,153	9,145	17,752	11,147	26,706
Amortization	5,072	9,337	10,802	21,902	7,551	12,224	11,334	23,066
Other (4)	25,882	42,744	32,192	53,500	49,664	89,571	55,658	93,354
	116,757	203,497	130,541	238,339	177,436	320,948	195,747	367,713

(1)	Restatement of the comparative balances to reflect the changes in the accounting practices described in note 3.
(2)	Includes recoveries of ICMS, PIS and COFINS taxes on inputs, INSS credits and export credits in the amount of R$38,772 for six-month period ended June 30, 2022 (R$34,266 in the same period of previous year).
(3)	Includes expenses on restructuring in the amount of: (i) R$7,160 in the cost of sales, (ii) R$3,195 in the selling expenses and (iii) R$1,292 in the administrative expenses (null in the same period of the previous year).
(4)	Includes expenses with mergers and acquisitions in the amount of R$15 for six-month period ended June 30, 2022 (null in the same period of the previous year).

The Company incurred in expenses with internal research and development of new products of R$19,758 for the six-month period ended on June 30, 2022 in the parent company and in the consolidated (R$20,456 in the parent company and in the consolidated in the same period of the previous year) and R$8,601 for the three-month period ended on June 30, 2022 in the parent company and in the consolidated (R$9,604 in the parent company and in the consolidated in the same period of the previous year).

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2022	82

30.	RELATED PARTIES

The balances of the transactions with related parties are as follows:

									Parent company
	Accounts receivable		Dividends and interest on shareholders' equity receivable		Trade accounts payable		Other rights		Advances and other liabilities
	06.30.22	12.31.21	06.30.22	12.31.21	06.30.22	12.31.21	06.30.22	12.31.21	06.30.22		12.31.21
Banvit	-	-	-	-	-	-	286	609	-		-
BRF Energia S.A.	-	-	-	-	(4,365)	(25,932)	-	-	-		-
BRF Foods GmbH	449,259	608,379	-	-	-	-	78	137	-		(61)
BRF Global GmbH	3,944,879	4,937,329	-	-	(203,224)	-	-	-	(7,665,310)	(1)	(10,562,776)
BRF GmbH	-	-	-	-	-	-	-	-	(1,587,123)	(2)	(1,830,251)
BRF Pet S.A.	4,104	3,489	-	-	(273)	(174)	813	588	-		-
Federal Foods	-	-	-	-	-	-	-	-	-		(517)
Hercosul Alimentos Ltda.	7,506	-	-	-	-	-	-	4	-		-
Hercosul Distrib. Ltda.	827	-	-	-	-	-	-	-	-		-
Hercosul International S.R.L.	279	-	-	-	(1,166)	-	-	-	-		-
Joody Al Sharqiya Food Production Factory LLC	-	-	-	-	-	-	-	62	-		-
Mogiana Alimentos S.A.	5,075	2,741	-	-	-	-	-	-	-		-
Sadia Alimentos S.A.	-	-	-	-	-	-	-	-	(4,348)		(4,265)
Sadia Chile S.A.	222,694	172,499	-	-	-	-	49	5	-		-
Sadia Uruguay S.A.	6,549	340	-	-	-	-	-	-	(43,441)		(41,655)
VIP S.A. Empreendimentos e Partic. Imob.	-	-	14	14	-	-	-	-	-		-
Marfrig Global Foods S.A.	9,976	9,252	-	-	(29,311)	(35,312)	-	-	-		-
Marfrig Chile S.A.	1,639	-	-	-	-	-	-	-	-		-
Quickfood S.A.	9,329	8,690	-	-	-	-	-	-	-		-
Total	4,662,116	5,742,719	14	14	(238,339)	(61,418)	1,226	1,405	(9,300,222)		(12,439,525)

(1)	The amount corresponds to export pre-payments, usual operation between the productive units in Brazil with the wholly-owned subsidiaries that operate as trading companies in the international market.
(2)	BRF S.A. performs reimbursement to certain subsidiaries for losses incurred in the normal course of their operations, generating liabilities recorded as Other Obligations with Related Parties.

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2022	83

	Consolidated
	Accounts receivable		Trade accounts payable
	06.30.22	12.31.21	06.30.22	12.31.21
Marfrig Global Foods S.A.	9,976	9,252	(29,311)	(36,058)
Marfrig Chile S.A.	4,213	1,434	(26)	(24)
Quickfood S.A.	13,623	8,690	-	-
Total	27,812	19,376	(29,337)	(36,082)

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2022	84

									Parent company
	Sales				Financial results, net				Purchases
		2022		2021		2022		2021		2022		2021
	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun
BRF Energia S.A.	-	-	-	-	-	-	-	-	(86,515)	(166,072)	(87,272)	(169,145)
BRF Foods GmbH	94,099	164,960	56,284	107,340	-	-	-	-	-	-	-	-
BRF Global GmbH	4,180,492	7,582,237	3,705,021	7,123,995	(56,634)	(122,063)	(80,665)	(155,603)	-	-	-	-
BRF Pet S.A.	3,532	6,746	2,854	5,788	-	-	-	-	(193)	(198)	-	-
Establecimiento Levino Zaccardi y Cia. S.A.	-	-	-	-	-	-	3	6	-	-	-	-
Hercosul Alimentos Ltda.	9,940	11,562	-	-	-	-	-	-	(14,848)	(14,848)	-	-
Hercosul Distrib. Ltda.	4,082	4,082	-	-	-	-	-	-	-	-	-	-
Hercosul International S.R.L.	1,018	1,205	-	-	-	-	-	-	(1,745)	(1,745)	-	-
Hercosul Solução em Transportes	-	-	-	-	-	-	-	-	(210)	(210)	-	-
Mogiana Alimentos S.A.	5,565	7,745		-		-		-				-
Sadia Alimentos S.A.	-	-	-	-	(42)	(83)	(42)	(84)	-	-	-	-
Sadia Chile S.A.	90,036	144,583	45,124	83,906	-	-	-	-	-	-	-	-
Sadia Uruguay S.A.	26,315	51,406	15,639	31,360	(901)	(1,784)	(598)	(1,066)	-	-	-	-
Marfrig Global Foods S.A.	19,496	42,057	7,943	7,943	-	-	-	-	(104,414)	(215,204)	(49,875)	(49,875)
Marfrig Chile S.A.	1,626	3,035	1,376	1,376	-	-	-	-	-	-	-	-
Quickfood S.A.	10,372	23,866	-	-	-	-	-	-	-	-	-	-
Marfrig Alimentos S.A.	-	242	-	-	-	-	-	-	-	-	-	-
Total	4,446,574	8,043,726	3,834,241	7,361,708	(57,577)	(123,930)	(81,302)	(156,747)	(207,925)	(398,278)	(137,147)	(219,020)

	Consolidated
	Sales				Purchases
		2022		2021		2022		2021
	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun
Marfrig Global Foods S.A.	19,496	42,057	7,943	7,943	(144,002)	(268,777)	(54,530)	(54,530)
Marfrig Chile S.A.	4,896	8,370	2,156	2,156	(80)	(192)	-	-
Quickfood S.A.	13,335	26,829	-	-	-	-	-	-
Marfrig Alimentos S.A.	-	242	-	-	-	-	-	-
Total	37,727	77,498	10,099	10,099	(144,082)	(268,969)	(54,530)	(54,530)

The subsidiaries of the Company enter into loan agreements pursuant its cash management strategy. As of June 30, 2022, the balance of these transactions was R$2,118,265 (R$2,327,576 as of December 31, 2021) with a weighted average rate of 4.90% p.a. (4.27% p.a. as of December 31, 2021).

The Company made contributions related to the post-employment benefit plans of its employees to BRF Previdência, which holds these plans (note 20). Additionally, the Company leased properties owned by BRF Previdência, and for the six-month period ended on June 30, 2022 the total amount of lease payments was R$10,296 (R$10,207 in the same period of the previous year) and for three-month period ended on June 30, 2022 the total amount of lease payments was R$5,148 (R$5,046 in the same period of the previous year).

The Company maintains other transactions with related parties resulting from guarantees, transferences and donations to related associations and institutes, as well as leasing and other commercial transactions with related people and entities. Such transactions are compliant with the Related Party Transactions Policy and are not relevant, individually or in aggregate.

30.1.        Management remuneration

The total remuneration and benefits expense with board members, statutory directors and the head of internal audit are set forth below:

	Consolidated
		2022		2021
	Apr - Jun	Jan - Jun	Apr - Jun	Jan - Jun
Salary and profit sharing	14,843	32,031	17,512	31,187
Short-term benefits (1)	313	676	230	424
Private pension	203	445	293	590
Termination benefits	530	1,060	749	1,498
Share-based payment	4,806	13,897	7,338	14,186
	20,695	48,109	26,122	47,885

(1)	Comprises: medical assistance, educational expenses and others.

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2022	85

In addition, the executive officers (non-statutory) received among remuneration and benefits the total amount of R$13,143 for the six-month period ended on June 30, 2022 (R$13,227 in the same period of the previous year) and for the three-month period ended on June 30, 2022 R$6,686 (R$4,998 in the same period of the previous year).

31.	COMMITMENTS

In the normal course of the business, the Company enters into agreements with third parties for the purchase of raw material, mainly corn and soymeal. The agreed prices in these agreements can be fixed or variable. The Company also enters into other agreements, such as electricity supply, packaging supplies, construction of buildings and others for the supply of its manufacturing activities. The firm commitments schedule is set forth below:

Parent company		Consolidated
	06.30.22	06.30.22
Current	4,798,314	5,555,203
Non-current	2,577,150	2,855,361
July to december 2023	676,978	847,349
2024	671,370	751,548
2025	404,855	432,517
2026	285,287	285,287
2027 onwards	538,660	538,660
	7,375,464	8,410,564

32.	TRANSACTIONS THAT DO NOT INVOLVE CASH

The following transactions did not involve cash or cash equivalents during the six-month period ended on June 30, 2022:

(i)	Capitalized loan interest: as referred in note 13.
(ii)	Addition of lease by right-of-use assets and respective lease liability: for the six-month period ended on June 30, 2022 amounted to R$357,734 in the parent company and R$529,204 in the consolidated (R$195,829 in the parent company and R$378,575 in the same period of the previous year) and for the three-month period ended on June 30, 2022 amounted to R$217,534 in the parent company and R$344,700 in the consolidated (R$140,918 in the parent company and R$246,208 in the same period of the previous year).

33.	EVENTS AFTER THE REPORTING PERIOD

33.1.        Debentures Offering

The Company’s Board of Directors, at the meeting held on June 30, 2022, approved the fourth issuance of simple, non-convertible into shares, unsecured debentures, in two series, for private placement.

On July 13, 2022, the securitization company subscribed, under the private placement, one million and seven hundred thousand (1,700,000) debentures with a unit face value of R$ 1,000.00 (one thousand Reais) and consists of two series, in a total amount of R$1,700,000,000.00 (one billion and seven hundred million Reais). The first series is composed of 710,000 (seven hundred and ten thousand) debentures, with maturity on July 13, 2027 and indexed to DI. The second series is composed of 990,000 (nine hundred and ninety thousand) debentures, with maturity on July 13, 2032 and indexed to IPCA.

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2022	86

34.	APPROVAL OF THE INTERIM FINANCIAL INFORMATION

The financial statements were approved and the issuance authorized by the Board of Directors on August 10, 2022.

BOARD OF DIRECTORS

Global President Office (Non-Independent)	Marcos Antonio Molina dos Santos
Vice-Chairman (Non-Independent)	Sérgio Agapito Lires Rial
Independent Member	Aldo Luiz Mendes
Independent Member	Altamir Batista Mateus da Silva
Independent Member	Deborah Stern Vieitas
Non-Independent Member	Eduardo Augusto Rocha Pocetti
Non-Independent Member	Márcia Aparecida Pascoal Marçal dos Santos
Independent Member	Pedro de Camargo Neto
Independent Member	Augusto Marques da Cruz Filho
Independent Member	Flavia Maria Bittencourt

FISCAL COUNCIL

Member	Attílio Guaspari
Member	Marco Antônio Peixoto Simões Velozo
Member	Bernardo Szpigel

AUDIT AND INTEGRITY COMMITTEE

Comittee Coordinator	Augusto Marques da Cruz Filho
Member	Deborah Stern Vieitas
Member	Eduardo Augusto Rocha Pocetti
External Member	Manoel Cordeiro Silva Filho

BOARD OF EXECUTIVE OFFICERS

Global Chief Executive Officer	Lorival Nogueira Luz Júnior
Financial and Investor Relations Vice-President	Fabio Luis Mendes Mariano
People, Sustainability and Digital Vice-Presiden	Alessandro Rosa Bonorino
Agribusiness and Product Quality Vice-President	Fabio Duarte Stumpf
International Markets and Planning Vice-President	Leonardo Campo Dallorto
Brazil Commercial Vice-President	Manoel Reinaldo Manzano Martins Junior
Marketing and New Businesses Vice-President	Marcel Sacco
Supply Chain Vice-President	Vinícius Guimarães Barbosa

Marcos Roberto Badollato	Heitor Carpigiani de Paula
Accounting Director	Accountant – CRC 1SP336262/O-4

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2022	87

BREAKDOWN OF THE CAPITAL BY OWNER (NOT REVIEWED)

The shareholding position of the shareholders holding more than 5% of the voting stock, management and members of the Board of Directors is presented below:

	06.30.22		12.31.21
Shareholders	Quantity	%	Quantity	%
Major shareholders
Marfrig Global Foods S.A.	360,133,580	33.27	269,734,803	33.20
Caixa de Previd. dos Func. do Banco do Brasil	66,941,238	6.18	49,829,952	6.13
Fundação Petrobras de Seguridade Social - Petros	56,800,428	5.25	56,947,828	7.01
Management
Board of Directors	4,600	0.01	6,314,932	0.78
Executives	881,391	0.08	917,317	0.11
Treasury shares	4,545,683	0.42	5,053,554	0.62
Other	593,166,326	54.79	423,674,860	52.15
	1,082,473,246	100.00	812,473,246	100.00

The shareholding positions above are presented in accordance with the last Reference Form filed by the Company and may not represent the current position held on the stock exchange.

The Company is bound to arbitration in the Market Arbitration Chamber, as established by the arbitration clause in the by-laws.

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2022	88

INDEPENDENT AUDITORS’ REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Board of Directors and Shareholders of

BRF S.A.

Itajaí - SC

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of BRF S.A. “the Company” contained in the Quarterly Information Form - ITR for the quarter ended June 30, 2022, which comprises the statement of financial position as of June 30, 2022 and the respective statements of income (loss) and comprehensive income (loss), for the three and six-month period then ended, and changes in equity and cash flows for the six-month period then ended, including the explanatory notes.

The Company's management is responsible for the preparation of this individual and consolidated interim financial information in accordance with Technical Pronouncement CPC 21 (R1) – Demonstração Intermediária and IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of this information in accordance with standards issued by the Comissão de Valores Mobiliários – CVM, applicable to the preparation of Quarterly Information Form - ITR. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with the Brazilian and International standards on review engagements of interim financial information (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for the financial and accounting matters and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the auditing standards and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the Quarterly Information Form – ITR referred to above has not been prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, issued by IASB, applicable to the preparation of Quarterly Information Form - ITR, and presented in accordance with the standards issued by the Comissão de Valores Mobiliários – CVM.

Emphasis of matter

We draw attention to explanatory note 1.4 to the interim financial information, individual and consolidated, which describe the investigations concluded by United States Government authorities and the ongoing investigations conducted by Brazilian Government authorities involving the Company, as well as their current and potential developments. In the current stage of the ongoing investigations, it is not possible to determine the potential financial and non-financial impacts on the Company resulting from them and their potential developments and, consequently, to record potential losses which could have a material adverse effect on the Company´s financial position, results of operations and cash flows in the future. Our conclusion is not qualified in respect of these matters.

Other matters - Statements of Value Added

The interim financial information mentioned above includes Statements of Value Added, individual and consolidated, for the six-month period ended June 30, 2022, prepared under the responsibility of the Company's management, presented as supplementary information for the purposes of IAS 34. These statements were submitted to review procedures together with the review of the Quarterly Information, with the objective of concluding whether they are reconciled with the interim financial information and accounting records, as applicable, and whether their form and content are in accordance with the criteria defined in Technical Pronouncement CPC 09 - Statement of Added Value. Based on our review, nothing has come to our attention that causes us to believe that it has not been prepared, in all material respects, in accordance with the criteria defined in this Pronouncement and consistent with the individual and consolidated interim financial information taken as a whole.

São Paulo, August 10, 2022

KPMG Auditores Independentes Ltda

CRC 2SP014428/O-6

Original report in Portuguese signed by

Fabian Junqueira Sousa

Accountant CRC 1SP235639/O-0

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2022	89

OPINION OF THE AUDIT AND INTEGRITY COMMITTEE

The Audit and Integrity Committee of BRF S.A., in fulfilling its statutory and legal duties, examined the interim financial information (parent company and consolidated) for the six-month period ended on June 30, 2022, the Management Report and the review report issued without modification by KPMG Auditores Independentes.

There were no situations of significant divergence between the Company's Management, the independent auditors and the Audit Committee in relation to the Company's interim financial information.

Based on the documents reviewed and the explanations provided, the members of the Audit and Integrity Committee, undersigned, issued the opinion that the interim financial information are in a position to be approved.

São Paulo, August 10, 2022.

Augusto Marques da Cruz Filho

Coordinator

Eduardo Augusto Rocha Pocetti

Member

Deborah Stern Vieitas

Member

Manoel Cordeiro Silva Filho

External member

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2022	90

STATEMENT OF EXECUTIVE BOARD ON THE INTERIM FINANCIAL INFORMATION AND INDEPENDENT AUDITOR’S REPORT

In compliance with the dispositions of sections V and VI of the article 25 of the CVM Instruction No. 480/09, the executive board of BRF S.A. states that:

(i)	reviewed, discussed and agreed with the Company's interim financial information for the six-month period ended on June 30, 2022, and
(ii)	reviewed, discussed and agreed with the opinions expressed in the audit report issued by KPMG Auditores Independentes for the Company's interim financial information for the six-month period ended on June 30, 2022.

São Paulo, August 10, 2022.

Lorival Nogueira Luz Júnior

Global Chief Executive Officer

Fabio Luis Mendes Mariano

Financial and Investor Relations Vice-President

Alessandro Rosa Bonorino

People, Sustainability and Digital Vice-President

Fabio Duarte Stumpf

Agribusiness and Product Quality Vice-President

Leonardo Campo Dallorto

International Markets and Planning Vice-President

Manoel Reinaldo Manzano Martins Junior

Brazil Commercial Vice-President

Marcel Sacco

Marketing and New Businesses Vice-President

Vinícius Guimarães Barbosa

Supply Chain Vice-President

BRF S.A. | INTERIM FINANCIAL INFORMATION – June 30, 2022	91